UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

Laidlaw Energy Group, Inc.
(Exact name of registrant as specified in its charter)

New York	16-1485218
(State of incorporation)	(I.R.S. Employer Identification No.)

90 John Street, 4th Floor
New York, New York 10038
212-480-8400
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Copies to:

Richard M. Morris
Stephen E. Fox
Herrick, Feinstein LLP
2 Park Avenue
New York, New York 10016
212-592-1400

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Exchange Act: Common Stock, $0.0001 par value

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒

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EXPLANATORY NOTE

We are voluntarily filing this General Form for Registration of Securities on Form 10 to register our common stock, par value $0.0001 per share, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Once this Registration Statement is deemed effective, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

Unless otherwise noted, references in this Registration Statement to the “Registrant,” the “Company,” “we,” “our” or “us” mean Laidlaw Energy Group, Inc. and all of its consolidated subsidiaries.  Our principal place of business is located at 90 John Street, 4th Floor, New York, NY 10038.

FORWARD-LOOKING STATEMENTS

There are statements in this Registration Statement that are not historical facts. These “forward-looking statements” can be identified by words such as “anticipate,” “hope,” “believe,” “estimate,” “expect,” “positioned,” “strategy,” “forecast,” “goal,” “intend,” “plan,” “predict,” “project,” “seek,” “target,” “will,” “could,” “may,” “should” or “would” or other similar expressions that convey the uncertainty of future events or outcomes. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control.  For a discussion of these risks, you should read this entire Registration Statement carefully; especially the risks discussed under the section entitled “Risk Factors.” Although management believes that the assumptions underlying the forward-looking statements included in this Registration Statement are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward-looking statements. The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements.  In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Registration Statement will in fact transpire. You are cautioned to not place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements.

CAUTIONARY NOTE REGARDING INDUSTRY DATA

Unless otherwise indicated, information contained in this Registration Statement concerning the Company, our business, the services we intend to provide, our industry and our general expectations concerning our industry are based on management estimates. Such estimates are derived from publicly available information released by third party sources, as well as data from our internal research, and reflect assumptions made by us based on such data and our knowledge of the industry, which we believe to be reasonable.

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While we believe the data presented herein that is derived from information released by third party sources is accurate, we have not independently verified this information and can provide no assurance regarding its accuracy.

WHERE YOU CAN FIND MORE INFORMATION

As of the date of this Registration Statement, we are not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. Upon the automatic effectiveness of this Registration Statement 60 days following the original filing date (unless earlier effective or withdrawn), we will be subject to the reporting requirements of the Exchange Act and the rules and regulations thereunder. Accordingly, upon the effectiveness of this Registration Statement, we will file annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission, or the SEC. You may read and, for a fee, copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its Public Reference Room. Our SEC filings will also be available to the public from commercial document retrieval services and the web site maintained by the SEC at www.sec.gov.

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Item 1.  Business

Overview

We are a smaller reporting company as defined by applicable federal securities regulations.

We were organized on April 2, 1993 as a New York corporation under the name Multiair Comfort Corp. On August 4, 1995, we changed our name to Poly Eko Systems, Inc.  On August 14, 2002, we concluded a “reverse” merger with Laidlaw Energy Group, Inc. in which we were the surviving corporation.  We then changed our name to Laidlaw Energy Group, Inc.

Our executive offices are located at 90 John Street, New York, NY 10038; our telephone number is (212) 480-8400. Our website is located at http://www.laidlawenergy.com.  Subsequent to the filing of this Registration Statement, we intend to make available, free of charge through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we have filed or furnished such material electronically with the Securities and Exchange Commission. The information on our website is not part of this Registration Statement.

Our Business

We seek to develop and manage renewable energy facilities that produce electricity and/or thermal energy for commercial and industrial purposes from sustainable biomass sources, other renewable fuel sources or combined cycle natural gas.

Biomass generally refers to any organic matter that is available on a renewable or recurring basis, including agricultural crops and trees, wood and wood residues, plants (including aquatic plants), grasses, animal manure, municipal residues and other residue materials. The primary sources of biomass or “feedstock” that we expect to use in our facilities are:

•	clean urban wood waste comprised mainly of used lumber, trim, shipping pallets, trees, branches and other wood debris from construction and demolition activities;

•	by-products or mill residue from the manufacturing of fibers, pulp, paper, lumber, plywood, cotton and other products;

•	tops, branches, non-merchantable timber and timber stand improvement thinnings from managed forestry operations; and

•	energy dedicated crops such as fast-growing trees and grasses, stalks, straws and perennial crops.

We believe that biomass fuels are an attractive alternative to fossil fuels primarily because:

•	biofuels, wood and organic waste are the largest single source of renewable fuel on a global basis;

•	the price for fossil fuels is increasing and becoming more volatile;

•	of the possible supply shortages for fossil fuels;

•	of the relative safety and environmentally friendly ability to harvest and obtain biomass fuels;

•	of the numerous government sponsored incentives available for power generation facilities that use alternative or renewable fuels;

•	biomass fuels may be utilized through proven environmentally friendly technologies;

•
biomass fuels are the only form of renewable energy, other than hydropower, that can provide for dependable base-load or continuous rather than intermittent, generation of electric and thermal energy; and

•
electric and thermal generation from these fuel sources are widely considered to be carbon-neutral, which means the carbon dioxide emissions created through the combustion process are offset by the sequestration of carbon dioxide by trees and plants.

We believe that there is a sufficient readily available supply of biomass fuel for our proposed facilities and intend to continue to evaluate the sufficient and reliable supply of biomass fuel as part of our acquisition evaluation process.  For instance, wood chips and related products used for industrial purposes are quoted in weekly commodity reports and are generally readily available at “roadside” prices, which is the price a buyer pays for wood chips prior to any transport and preprocessing to the end-use location at a roadside in the forest, at a processing mill location in the case of mill residue, or at a landfill for urban wood waste.

To a lesser extent, we also intend to pursue the development of facilities that utilize natural gas in a combined-cycle for projects that can provide both electricity and thermal energy.  A combined-cycle facility uses a steam turbine generator in concert with a combustion turbine and heat recovery steam generator to generate electric and thermal energy in an efficient manner.

Our Strategy

Our current strategy focuses on renewable energy facilities that use wood as the primary component of the renewable fuel supply. We expect that a significant amount of our wood fuel will be from wood waste and residue.

Our primary focus is developing multiple projects and building a portfolio of projects.  We will, however, also consider other opportunities that we believe would be beneficial to us. An example of this strategy is our investment in, development and sale of our interest in a commercial biomass energy plant located at the site of the former Fraser Papers Pulp Mill in Berlin, New Hampshire, referred to as the Berlin facility. We planned the Berlin facility to be one of the largest commercial biomass energy plants in North America, expected to generate 75 megawatts of electricity, and consume in excess of 750,000 tons of clean whole tree wood chips per year in order to generate an annual gross electric output of approximately 550,000 megawatt hours.  Prior to the sale of our investment, we managed all aspects of the development of this project, including identifying the asset, structuring the acquisition, developing the strategy to convert the paper mill’s boiler for biomass utilization and engaging The Babcock & Wilcox Company to implement the refurbishment.  We also obtained all material permits for the Berlin facility, conducted the necessary studies, concluded the required agreements to interconnect the facility to the power grid, and negotiated the terms of a 20-year power purchase agreement that was subject to regulatory approval and estimated to be valued at more than $1.3 billion for 100% of the facility’s output.  In 2010, we sold our 50% indirect interest in the Berlin facility and recognized a gain of $2,756,000.

We seek to develop biomass power generation facilities by redeploying and refurbishing power generation assets, such as through the retrofitting of paper mills, fossil fuel power facilities or other retired industrial facilities, as opposed to developing newly constructed “greenfield” projects.  We believe that this strategy will enable us to:

•
develop renewable energy facilities with a capital investment requirement that is lower than the capital investments that would be required to develop a similar facility through land acquisition, demolition of any existing facility, land improvement and construction of a new facility;

•	potentially achieve more favorable returns on equity due to the lower capital investment required to retrofit an existing facility as opposed to building a newly constructed facility;

•	utilize numerous government incentive programs, including federal tax credits; and

•	target existing industrial sites for our projects with existing or a reduced burden for zoning and permits, thus allowing for a shorter development cycle.

As a general goal, we seek to develop such retooled biomass projects for approximately one-half to two-thirds of the cost of a newly constructed facility with comparable capacity.

We also seek to reduce our operating expenses in the development of renewable energy facilities through strategic alliances with consultants, contractors, equipment suppliers and others, who are aligned with our approach. To mitigate technology risk, we utilize commercially proven and available technologies and enter into turn-key “EPC” - engineer, procure, construct – contracts with credit-worthy EPC contractors that include customary performance guarantees. We intend to further reduce the capital investment requirements by seeking project financing in the form of long-term debt as well as government tax and other incentive programs.

We seek to generate revenues through:

•	operating and managing renewable energy facilities owned by us;

•	management fees from managing third party or jointly owned renewable energy facilities;

•	monetizing excess space at our facilities by leasing or other arrangements with others, such as developers of photovoltaic solar generation facilities; and

•	the sale of our developed or partially developed facilities.

Revenue from operating a facility is typically generated through the sale of electricity and, where applicable, thermal energy, under a long-term power purchase agreement with a utility or end-user that has one or more of the following revenue components:

•	Electric Power. Sale of electrical power generated by our facilities to utilities or directly to end-users that have significant electric needs or utilities.

•	Thermal Energy. Sale of thermal energy generated by our facilities directly to end-users that have significant thermal energy needs.

•
Installed Capacity.  Revenue based on the installed capacity available for the generation of electricity or thermal energy from utilities or end-users that have significant electric or thermal energy needs.

In addition, we will seek to generate revenue from the sale of environmental attributes, such as renewable energy credits, or RECs, which represent a legislatively established premium paid for electricity generated from qualified renewable sources, such as our planned projects and monetizing tax and other government-sponsored incentives generated by our facilities.  Our facilities may also generate carbon credits if a market for such credits is established in the jurisdictions in which we operate.

We also expect each project to qualify for U.S. federal renewable energy production tax credits, which is a per-kilowatt-hour tax credit for electricity generated by qualified energy resources and sold to an unrelated person during the taxable year. The duration of the tax credit is generally 10 years after the date the facility is placed in service, and the tax credit can be passed through to project stakeholders to offset taxable income or monetized through transactions with third parties. We estimate that the amount of tax credit generated by the type of biomass projects we typically pursue was $10 per megawatt hour for 2010, adjusted annually for inflation, and reduced for projects that receive other federal tax credits, grants, tax-exempt financing, or subsidized energy financing. Additional tax benefits, grants and other types of incentive programs may also be offered periodically by the federal or state governments that could offer us additional benefits.

We are currently focusing exclusively on project development in states with existing renewable energy legislation that mandates the purchase of renewable energy by local utilities. Currently, 30 states and the District of Columbia have passed such renewable energy or similar legislation. We believe such a requirement on the part of utilities to secure renewable energy yields a marketplace that is favorably disposed to long-term contracts for project outputs such as electricity, biothermal energy, RECs and capacity sales, thus providing stable, predictable and long-term cash flows for our projects. We seek to include a mechanism in our power purchase agreements that adjusts the purchase price of power generated by our facilities in the event of increases in biomass fuel prices to hedge against inflation and increased pricing pressures from biomass suppliers, while at the same time protecting utility rate-payers from exposure to above market energy prices.

We seek to develop projects in locations with a high concentration of biomass fuel, such as heavily forested regions or within close proximity to the logging and forest products industry or other areas with sufficient biomass waste, although we also may pursue projects that are situated in urban areas that generate biomass from other sources, such as pallet wood. We conduct studies of biomass availability before pursuing each particular project, and we generally seek to obtain contractual commitments for biomass fuel supplies to guarantee delivery and hedge against price increases of biomass fuel.

Biomass Renewable Energy Industry

According to the 2010 preliminary data released by the U.S. Energy Information Administration in its June 2011 “Renewable Energy Consumption and Electricity Preliminary Statistics 2010”:

•
Biomass was the third largest renewable power source in the United States and contributed to 13.30% of domestic electric net generation from renewable energy sources, while hydropower conventional contributed 60.45% and wind power contributed 22.26%.

•	Biomass contributed to more than one-third of the power source for electric generation from renewable power sources, excluding hydroelectric conventional power sources.

•	Wood and wood-derived fuels contributed to more than 22% of the power source for electric net generation of all renewable power sources excluding non-conventional hydro power sources.

The U.S. Department of Energy reported in September 2011 that the 2010 nameplate megawatt capacity of biomass power plants is approximately 13,053.  We expect that biomass will continue to grow and be an important component of the United States fuel mix for electric generation.  The U.S. Energy Information Administration Annual Energy Outlook that was released in April 2011 projects that, assuming no additional constraints on carbon emissions, electricity generation from renewable sources will grow by 72% in the reference case, raising the share of total generation from renewable sources from 11% in 2009 to 14% in 2035. Most of the projected growth in renewable electricity generation in the power sector is expected to be from wind and biomass facilities. The growth in wind generation is primarily driven by state renewable portfolio standards, which we referred to as RPS, required in the generation of electric energy and federal tax credits. Generation from biomass comes from both dedicated biomass plants and co-firing in coal plants. Its growth is driven by site availability, state RPS requirements, the availability of low-cost feedstock and the need by utilities for fuel diversity.

The Market for Renewable Energy

A significant number of states, including California, where we currently do business, have passed legislation requiring local utilities to derive a portion of their retail electric supply from renewable resources. Since the output from power plants is generally sold into a large pool, RECs were created as a means of tracking the sale of renewable energy and compliance with renewable energy legislation. Essentially, RECs are financial instruments that can be traded separately from physical energy sales.  The price derived for REC sales is a function of supply and demand in a given jurisdiction or can be established legislatively. RECs have the potential to substantially add to project revenue.  Prices for RECs can range from a few dollars per megawatt hour to more than $50 per megawatt hour. Since utilities are generally required to obtain RECs in greater amounts with each passing year in order to meet increasing state RPS, we generally seek to enter into long-term contracts with local utilities for our projects that bundle electricity, RECs and capacity sales. Such contracts are generally beneficial to us, since they provide a level of certainty with respect to future project revenues from a credit-worthy counter-party, and thereby provide credit support for the long-term, non-recourse debt that is often used to fund a significant portion of power generation project capital costs.

Current Projects

Susanville, California

In November 2011, we acquired assets relating to a biomass facility in Susanville, California through the purchase of all of the equity of Henri Susanville LLC.  The facility is located on 40 acres of land that we lease and have an option to purchase for a net price of approximately $2.5 million as of January 31, 2013.  The plant’s assets include a boiler capable of producing 160,000 pounds of steam per hour and a turbine that can generate approximately 13 megawatts of base-load electricity.  The facility site has excess acreage.  We are evaluating the development of a solar generation facility that could generate approximately five megawatts of electricity or leasing the property to a solar developer who could benefit from the generation potential and grid interconnection that the site offers.  Our acquisition of the facility was for approximately $2 million, which we paid by issuing 434.78261 shares of our Series B preferred stock that is convertible into 434,782,610 shares of our common stock and additional consideration contingent upon specified milestones in the development of the facility of up to $2,650,000 that may be paid through the issuance of additional shares of our Series B preferred stock at the deemed market value of our common stock of $0.0046 per share.  Under the terms of our registration rights agreement with the sellers of this facility, we agreed to register the shares of our common stock underlying the Series B preferred stock by April 9, 2012, or, if certain conditions specified in the agreement are satisfied, a date not later than May 9, 2012.  The sellers are subject to certain selling restrictions including that the Series B preferred stock may not be converted into shares of our common stock with a value that exceeds $37,500 per week.

The Susanville facility is not presently in a condition to generate electricity.  Our plan is to raise and invest approximately $10 million to refurbish the critical power generation assets, which would include a turbine overhaul, a new cooling tower, electrical work, fuel handling system upgrades and related assets.  We expect the refurbishing process to take approximately 12 to 18 months.  We are presently evaluating our ability to raise the funds necessary to refurbish the facility and raise additional funds to purchase the property.

New Bedford, Massachusetts

Since April 2011, we have been managing a natural gas-fueled thermal energy facility at the former Polaroid manufacturing plant located in New Bedford, Massachusetts, which consisted of a power plant that supplied heat, chilled water and compressed air to two large buildings.  Our management of this facility is effected through a lease and purchase agreement that expires on April 4, 2012 with the property owners, subject to our right to extend this term for one year. Presently our management of the facility is on a net zero cost basis where the current end-users of the thermal energy pay all of the associated operating costs.  We are not earning any management or related fees and have undertaken the management of the facility primarily to control the development opportunity.  Our purchase of the facility is subject to certain conditions, including our payment of accrued rent through the exercise of the purchase option, which as of December 31, 2011 was $50,000, providing the property owner  a secured promissory note in the principal amount of $2 million that is payable from 10% of the free cash flow of the facility as defined in the agreed form of the promissory note, obtaining sufficient financing and proposing a development plan that is accepted by the property owner.

We are currently evaluating our options with respect to this facility, which include:

•	exercising our right to purchase the facility and developing a combined heat and power system;

•	extending the lease term for an additional year to April 2013; and

•	exiting the project at the end of the current lease term.

Ellicottville, New York

We own 22.5% of the common stock of Laidlaw Co-Gen, Inc., which is the sole holder of the capital stock of Laidlaw Energy & Environmental, Inc. Laidlaw Energy & Environmental owns an approximate six megawatt combined cycle natural gas-fueled electric cogeneration facility located in Ellicottville, New York.  This facility is not currently operating.  In 2005, Laidlaw Energy & Environmental proposed converting this facility to a biomass energy facility.  The proposed conversion and development is subject to approvals from local governmental authorities, which Laidlaw Energy & Environmental has not been able to obtain.  We and the other stockholders of Laidlaw Co-Gen are evaluating the options to develop, sell or reposition this facility.  We have determined that the fair value of our investment in Laidlaw Co-Gen is below the carrying value and the investment has been written down to zero.  We are presently maintaining the facility and are incurring ordinary monthly expenses.

Future Projects

In the ordinary course of our business, we consider projects that complement our business strategy. For example, we have executed a non-binding letter of intent and are currently negotiating a purchase and sales agreement to acquire an approximately 18 megawatt biomass energy power plant located in southern California that has an existing power purchase agreement with a local utility.  The facility requires repairs to certain of its power generation assets to resume operations.  We are evaluating this facility and identifying capital sources for our investment in this facility as well as the required repairs, which we expect will be offset by certain federal incentives.  Our consideration of this acquisition is subject to the satisfactory completion of our due diligence and other conditions.  There can be no assurance that we will acquire this facility.

Competition

The renewable energy industry is highly competitive, with numerous small and large companies in the United States and worldwide producing and distributing, or seeking to produce and distribute, energy from renewable resources, including biomass. State RPS are a significant government incentive that supports the development of renewable energy.  Our competitors include any generator of electric energy through renewable sources that meet RPS because utilities may satisfy these RPS through the purchase of electric power generated by any renewable fuel source or solar energy.  We face, and expect to continue to face, competition from these entities, from companies whose sole business is to retrofit existing power plants for operators, as well as competition from entities that provide alternative energy solutions from renewable resources other than biomass, such as solar, hydroelectric and wind energy producers.

Many of our competitors have substantially greater capital resources and more experience operating power plants than we do. We may have difficulty competing with larger, more established companies, and any other companies that have greater financial, technical, research, marketing, sales, distribution, service and other resources than we do. Moreover, any of our competitors may have broader product lines, services and have greater name recognition than we do.

We seek to differentiate ourselves from our competitors through our value-added development approach. This approach involves utilizing refurbished power generation assets, such as retired or unused paper mills, dormant biomass plants, or fossil fuel power plants, as opposed to the development of newly constructed “greenfield” projects, to significantly reduce our capital costs and thereby increase our return on equity. To achieve this goal, we have been establishing, and will continue to establish, strategic alliances with entities, investment bankers, private equity investors, political leaders, attorneys, consultants, contractors, equipment suppliers and others, who are aligned with our approach.  We further differentiate ourselves from our competitors by our having actual, hands-on experience in managing the development of a commercial biomass energy power plant, which experience we gained through our investment in, development and sale of our interest in the Berlin facility, which we planned to be one of the largest commercial biomass energy plants in the United  States.

We believe that the biomass electric power generation industry is a niche industry without any dominant competitors.  Aside from competition for power and environmental attribute sales to utilities, we primarily compete regionally with other entities for development opportunities.  We may also face competition for our feedstock from self-generating biomass power plants that offtake the energy to a nearby end-user and do not sell energy to the electric grid.

Research and Development

We have not incurred any material amounts of research and development costs.

Environmental Matters

The Company is subject to federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of employees.  These laws and regulations also may require expensive pollution control equipment, permits and/or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, criminal sanctions, permit revocations and/or facility shutdowns. There can be no assurance given that we will be able to meet these standards, or that we will be at all times in material compliance with these laws and regulations. It is possible that we will become subject to legal actions brought by regulatory authorities, advocacy groups and other parties for actual or alleged violations of such laws and regulations. The most significant cost of compliance with such laws and regulations is the cost associated with emissions controls at a commercial power facility.  These costs are often part of the capital equipment that is included in the applicable project development budget and financed as part of the project financing.  We do not project any material capital expenditures to comply with federal, state and local environmental laws and regulations.

Government Regulation

Our business is subject to numerous government regulations on the federal, state and local levels.  Other than the facility that is owned by Laidlaw Energy & Environmental in Ellicottville, New York, all of our current and proposed projects presently have all material government permits and approvals.  Our permits and approvals are not subject to the governmental authority’s unilateral right to cancellation other than for non-compliance.  Approvals may be necessary for our future projects, and we will evaluate the estimated permitting and compliance costs in the evaluation of any acquisition or development. A facility that we seek to develop will typically require either a federal or state air emissions permit, a construction permit, if necessary, and an operating permit.  These permits are often combined into one permit issued by state environmental regulators.  Projects that we develop may also require local zoning and/or planning board approvals, water usage and wastewater discharge permits and compliance with other construction and zoning regulations, which have a significant impact on our development strategy.  In addition, utilities that purchase our electric energy are subject to federal and state government oversight that regulates a wide scope of their activities, including their right and ability to enter into long-term power purchase agreements and the capital investment of a facility that may be “passed through” to a consumer.

The electric power industry, including the renewable energy segment, has always been highly regulated.  We are not aware of any significant regulatory changes that have been adopted recently or that are the subject of introduced legislation or proposed regulations that we believe will have an adverse effect on our business, other than the expiration, on December 31, 2011, of the Department of Treasury Section 1603 Tax Grant Program under the American Recovery and Reinvestment Act of 2009. However, it may become the case that other regulatory approvals will be required for the design, retrofitting and use of our planned power generation facilities. To the extent that there are delays in gaining any such regulatory approval, our development and growth may be materially affected.

Intellectual Property

We do not have any intellectual property, such as patents, know-how or trademarks, that are material to our business.  We do not have any licenses, franchises, concessions or royalty agreements.

Employees

As of December 31, 2011, we had five full time employees and one part time employee. There were also approximately four personnel who worked with us as consultants in roles supporting project development operation and construction activities. Our full and part time employees are based out of our executive office in New York and our office in Vermont. None of our employees are members of any labor union, and we consider our labor relationships to be good.   We are currently actively seeking a full-time chief financial officer and additional project development personnel.

Item 1A.  Risk Factors

Our business is subject to many risks that could materially and adversely affect our operating results and financial condition and may cause investors to lose all or part of their investment. You should carefully consider the following risk factors and other information contained in this Registration Statement before deciding to invest in our securities.

Risks Related to Our Business

We have limited operating history and have earned limited revenues.

We have a limited operating history and have earned limited revenues in our operating history.  Our first year of profitable operations was 2010 and that resulted primarily from the sale of our investment in the Berlin, New Hampshire project, which is a non-recurring revenue event that accounts for approximately 85% of our total revenues since our inception.  There is no assurance that we will achieve profitable operations in the near future or at all. Also, there is no assurance that once we begin to generate revenues, that our revenues will be sufficient to fund our continuing operations. Our inability to generate sufficient revenue and become profitable may force us to curtail or temporarily discontinue our acquisitions of and retooling of biomass projects and our day-to-day operations and may restrict our ability to develop projects in the future.

We need additional financing to acquire and develop biomass power generating facilities and to pursue our growth strategy.

As of December 31, 2011, we believe that our cash resources are sufficient to support our current operating and developmental activities and requirements for at least the year ending December 31, 2012. Depending on any revenues that we may generate from management fees and facilities operations, after such time, or earlier if we decide to increase our spending levels, we will need to raise additional funds through public or private debt or equity financing in order to continue our operations, acquire and develop biomass power generating facilities and establish a stronger financial position. In addition, future projects may require additional investments to fund the start-up operations of such projects until they generate sufficient cash flow from their own operations.  Such capital requirements could include deposits or other collateral to support our obligations under a power purchase agreement. It is not possible to make any reliable estimate of the funds required to meet our future financial obligations or to pursue our growth strategy. Furthermore, financing of planned and unplanned future projects, including with respect to our Susanville facility, is not certain and the sources are yet unknown. Despite our efforts, there is no assurance that we will be able to secure additional funding, or funding on terms acceptable to us, to meet our financial obligations or to pursue our growth strategy. Further, there is no assurance that our projects will succeed at generating sufficient cash flow to support our operations even if funded. Our failure to raise additional capital could delay or curtail our growth strategy and development efforts, or force us to cease operations entirely.

We may be unsuccessful in identifying additional potential biomass power generating facilities, which could adversely affect our ability to generate revenues and become profitable.

Our growth strategy includes identifying biomass power generating facility opportunities that we may acquire at a substantial discount to retool or refurbish or otherwise develop with proven technologies.   Identifying such facilities and pursuing the initial assessment or planning of such facilities are a time consuming and expensive process. We may encounter setbacks after expending a significant amount of money with respect to a particular facility, including the possibility that we may ultimately fail to develop and/or purchase such facility. In addition, our ability to develop or acquire a particular facility may be conditioned on securing project equity and other financing or finding strategic investors or joint venture partners. There is no assurance as to when or whether we will successfully identify biomass power generating facilities to develop or acquire. Further, there is no assurance that we will be able to secure additional financing or find strategic investors or joint venture partners, if necessary, to move forward with the development or acquisition of a particular facility.

We have limited experience developing, acquiring and operating biomass power generating facilities.

To date, we have acquired, developed to a status that was substantially ready for the commencement of construction and sold one planned biomass power generating project.  Our management has not overseen the final conversion or retooling of a large scale commercial biomass power generating facility or operated such a biomass facility. There is no assurance that either we or any other party we have engaged or may engage to convert and operate such facilities have developed processes that are satisfactorily designed and sufficiently efficient to provide for a profitable biomass power generating facility. Further, the conversion of a biomass power generating facility is complicated and we rely on and intend to rely on a number of contractors and subcontractors for the production and supply of various technologies and assemblies. Even if we or our contractors and subcontractors are successful in producing and supplying such technologies and assemblies, it is uncertain whether we or they will be timely in meeting our schedule or our efficiency requirements, all of which could have a material adverse effect on our business and operating results.

We may be unable to secure long-term power purchase agreements for the sale of the power from our facilities and/or the sale of RECs and other environmental attributes.

Our business strategy includes pursuing long-term power purchase agreements with utilities or end-users for the sale of electrical power and thermal energy attributes such as RECs and/or thermal energy generated by our facilities.  In addition, our ability to finance our power projects is largely dependent upon our ability to enter into such long-term power purchase agreements, each of which may have specific requirements and conditions. There can be no assurance that we can anticipate all of the utility or end-user requirements and conditions or be able to meet any of those requirements and conditions. Further, there is no assurance that the pricing schedules for power generated by any of our planned facilities will be attractive to utilities and other potential purchasers or be sufficient to enable us obtain power purchase agreements on acceptable terms.  Failure to enter into such long-term power purchase agreements for each of our biomass power generating facilities currently in existence or that we may acquire or develop in the future may cause uncertainty with respect to future project revenues and impair our ability to obtain sufficient financing for our biomass projects.

We compete with more established and well-recognized companies, which offer similar products and services or the same products and services as we sell.

We operate in the alternative energy industry, which is highly competitive, with numerous small and large companies in the United States and worldwide producing and distributing energy from renewable resources. We compete, and expect to continue to compete, with entities whose sole business is to retrofit existing power plants for operators, as well as entities that provide alternative energy solutions from renewable resources other than biomass. Many of our competitors and potential competitors have substantially greater capital resources and more experience in retrofitting and operating power plants, research and development, manufacturing and marketing. We may have difficulty competing with more established and well-recognized companies, and any other companies that have greater financial, technical, research, marketing, sales, distribution, service and other resources than we do. Moreover, our competitors may have broader product lines and services and have greater name recognition than we do, and may offer discounts as a competitive tactic, causing us to reduce the sales prices of our energy products. In addition, our competitors could introduce new products or services with features that could render our technologies, products or services less marketable. Accordingly, there is no assurance that our business operations will be successful due to competition from more established and well-recognized companies.

We may not meet our milestones and timetables, which could result in cost overruns and adversely affect our relationships with third parties.

We establish milestones and timetables based upon market forces as well as our expectations regarding our current plans and projects, which we use to assess our progress toward our growth strategy. These milestones relate to identifying, acquiring and developing biomass power generating facilities and negotiating terms of power purchase agreements or other sales agreements with utilities and other third parties. If our milestones are not achieved in time, they could result in cost overruns and delays in our projects, which may cause our contractors, utilities and third parties to decline to continue working with us. Further, potential purchasers of the power generated by our planned facilities may lose interest or choose to purchase power from alternate sources. There is no assurance that our milestones and time tables for a particular project or in general will be met.

We depend upon our officers for management and direction, and the loss of any of these persons could adversely affect our operating results.

We depend upon our executive officers for the development and execution of our business plan, especially Michael B. Bartoszek, our founder, President and Chief Executive Officer, and Louis T. Bravakis, our Vice President of Project Development.  These officers have extensive experience in the renewable energy business and lead the development and management of our projects.  We do not have any employment or non-competition agreements with our executive officers nor do we maintain “key person” life insurance for any of our officers. The loss of any of our officers could delay or prevent the development of our business plan as well as any future operations.

If we cannot hire or retain skilled executive, managerial and technical personnel, our business can be adversely affected.

We currently do not have a chief financial officer. A failure to attract and retain a qualified individual for this position in particular, and other qualified executives, managerial and technical employees in general, could adversely affect our operations and any future revenues. We continue to seek additional qualified personnel in order to expand our development efforts and operations. There is no assurance that we will be able to attract and retain any such qualified personnel.

We depend on third parties for expertise in the development of our biomass power generating projects.

The success of our business depends on our ability to enter into agreements with third parties for financing, operations, construction, fuel supply, energy distribution and other business functions. We depend on our relationships with third parties, such as engineers and regulatory specialists, to assist in the development and maintenance of our biomass power generating projects. We also depend on contractors for the construction of our biomass power generating facilities. Failure to hire or to enter into an agreement with any of these third parties on terms favorable to our business could adversely affect our operations and financial condition. Any damage to our current relationships could result in unforeseen expenses and impair our business strategy.

Many of the terms of our relationships with strategic partners that we depend on, and expect to continue to depend on, are not certain.

In order to implement our business strategy, we rely upon strategic alliances with numerous consultants, contractors and equipment and biomass suppliers. The terms and conditions of many of these agreements may allow for immediate termination, in part or in whole, by the partners in their discretion, or only provide for a commitment on the part of the partners upon the occurrence of certain events. There is no assurance that we will be able to enter into and perform our obligations under such strategic alliances.  The failure of these events to occur or the termination of any of these agreements could adversely affect our business, operating results and financial condition.

Delays or construction defects could result in delays in the development and operation of our biomass power generating facilities.

The development of new projects and acquisitions of existing projects may involve delays for numerous reasons. Delays may be due to a failure to obtain the required permits and governmental approvals, weather conditions, changes in environmental regulation and other events that are out of our control. Any such delay could adversely affect our operations and financial condition and could cause a default under project finance or power purchase agreements. Further, there is no assurance that defects in the construction of our projects will not occur, which could delay the commencement of our operations or reduce the projected production capacity. In addition, delays in the transportation of biomass sources to our facilities could further delay and even halt operations and impair our ability to generate revenues.

Our business is subject to environmental laws and regulations, violations of which could be expensive and harm our operating results and financial condition.

Our business is subject to numerous federal, state and local laws and regulations that govern environmental protection. These laws and regulations may change and evolve into stricter standards and enforcement and larger penalties. New environmental laws and regulations may also be adopted. Our operations may not be in compliance with new or future changes in laws and regulations. Compliance with such laws and regulations may require significant unanticipated capital and operating expenditures. There is no assurance that we will be financially able to comply with new or amended environmental laws and regulations. If we fail to comply with such laws and regulations, we may be subject to fines and have our existing permits revoked or not subject to renewal. Further, private parties in such circumstances could seek damages from us. Under any of those circumstances, we might be required to curtail or cease operations, take corrective action or pay substantial damage claims. Thus, new or amended environmental laws and regulations may have a material and adverse effect on our business, operating results and financial condition.

Environmental cleanups of contaminated sites and fines imposed by regulatory authorities on parties deemed to be liable for environmental contamination are very costly. If contamination occurs for which we are deemed liable, the resulting expenses could have a material adverse effect on our business. In addition, corrective action could delay operations and require significant expenditures.

In addition, some of the environmental and other governmental laws and regulations may require us and/or our strategic partners to obtain permits prior to any development or operation. There is no assurance that we or they will be able to obtain any or all such permits at minimal cost or at all.

Changes in currently favorable legislation that provide tax incentives or mandate the purchase of renewable energy by local utilities may adversely impact our profit margins.

Our business plan entails the generation of revenue through electrical power, installed capacity, thermal energy and environmental attribute sales such as RECs and other incentives, which represent a legislatively established premium paid for electricity generated from qualified renewable sources.  Favorable legislation also includes mandates requiring utilities to meet RPS.  We expect to qualify for tax credits, grants and other types of incentive programs to provide additional equity capital. Accordingly, changes in legislation that provide tax incentives would negatively impact our profit margin.  We note that the federal incentive that provided a payment of 30% of the eligible cost of qualifying assets under the Department of Treasury Section 1603 Tax Grant Program under the American Recovery and Reinvestment Act of 2009 expired on December 31, 2011.  The loss of this incentive program and the possible loss of other incentive programs due to budgetary constraints or other reasons could significantly decrease the amount of capital available and deployed in the renewable energy sector and may significantly reduce our ability to acquire needed capital and operate a renewable energy facility on a positive cash flow basis.

Further, while we currently focus on developing and acquiring projects in states with existing renewable energy legislation that mandates the purchase of renewable energy by local utilities, there is no assurance that the currently favorable legislative and regulatory climate will continue in the current form.

Development and implementation of new technologies may require significant capital expenditures to remain competitive.

We operate in an industry that is relatively immature and subject to rapid technological development. Our success in the renewable energy industry will depend on our ability to remain competitive by keeping abreast with the technological demands of the marketplace.  Development and implementation of new technologies could require significant capital expenditures, and there is no assurance that we will be able to develop advanced energy production processes in a cost effective manner.

Further, new technology may result in better alternatives to biomass sources, which would reduce demand for biomass energy projects.

We depend on third party suppliers for the supply of biomass and other materials for our biomass power generating facilities.

We depend and will depend on third party suppliers to provide the requisite biomass and other materials to power our planned facilities. A supplier’s failure to supply biomass or materials that meet our schedule, quality, quantity or cost requirements may negatively affect our cost targets or ability to generate energy on a timely basis. Our inability to obtain substitute sources from alternative suppliers in a timely manner or on terms acceptable to us would increase operating costs and adversely affect the operations of our biomass power generating facilities.

The pricing and availability of biomass may change to our detriment, which could negatively impact our profit margins.

Our profitability depends in part on our ability to acquire inexpensive and plentiful biomass to fuel our biomass power generating facilities. The number of renewable energy projects, whether ours or our competitors’, utilizing biomass may increase substantially in the near future, which could cause demand for biomass fuel to increase, and, accordingly, result in price increases. Although we believe that any biomass fuel price increases can be passed through to the power purchaser, we can give no assurance of that. Any failure to pass on such price increases could hurt our profit margins. Further, the economic viability of biomass power may be negatively impacted if demand for biomass power declines due to price increases.

Gross margins from the sale of our products may decline as a result of industry trends, competitive pressures and other uncertainties.

The biomass energy industry is rapidly developing due a number of factors including governmental incentives, technological changes and expected future increases in the price of fossil fuels. Our competitors have announced investing in new biomass energy projects. An increased number of biomass energy facilities may cause sales prices of energy products derived from biomass sources to be lowered in order to gain market share or to increase demand. In the face of pricing competition, we may lower the sales prices of our products, including electrical power and thermal energy generated by our facilities, which could cause our gross margins to decline. As a result, our business, operating results and financial condition may be adversely affected.

Risks Related to Us and Our Common Shares

We are subject to an SEC investigation.

We received a subpoena from the SEC on June 28, 2011 requiring us to provide documentation to the SEC and for designated officers to provide testimony to the SEC.  The SEC is investigating us and our officers, directors and others regarding compliance or possible violations under certain securities laws, primarily relating to our issuance and sale of unregistered securities, the purchase and sale of our securities and reports and other disclosures that we made to our shareholders and publicly.  We have been cooperating with the SEC with respect to its investigation. Our Chief Executive Officer has provided testimony to the SEC on the record and we have produced documents to the SEC in response to the subpoena.  The SEC has the authority to order a wide scope of remedies against us and any of our officers or directors, any of which could materially and adversely affect us, our ability to issue our securities and the price of, or ability to trade, our common stock.  The SEC is continuing its investigation and we cannot provide any assurance of when the SEC investigation will be concluded or the effect of any remedies that the SEC may seek to enforce, if any.

Trading of our shares was temporarily suspended and we do not have a Market Maker.

On June 7, 2011, the SEC issued an order pursuant to Section 12(k) of the Exchange Act that temporarily suspended the trading in our common stock from June 7, 2011 through and including June 20, 2011.  Each of the market makers for our common stock has declined to continue to make a market for our common stock, and we have not been able to identify any broker-dealer that is willing to make a market for our common stock.

Our securities are considered highly speculative because of the early stage of development and nature of our business.

We operate in an industry that is highly competitive, fast developing and subject to new technologies. We have yet to complete our first biomass power generating project, and thus have generated limited revenues and do not expect to generate sufficient revenues or realize any material profit from operations in the short term. Any profitability of our business depends on our successfully executing our business plan, which is subject to the risks inherent in any new business and those risks specific to the renewable energy industry. In addition, we continue to seek additional investment either through debt or equity to develop our projects and to sustain our future business operations.

Our securities are subject to the “Penny Stock” regulations of the SEC, which may restrict trading of our common stock.

The SEC defines a “penny stock” as any equity security other than a security excluded from such definition by Rule 3a51-1 of the Exchange Act. Generally, a “penny stock” is any equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Since our shares are not listed on a national stock exchange and the market price of our shares is less than $5.00 per share, our securities are subject to the penny stock rules under Rule 15g-9 of the Exchange Act, which imposes restrictions on broker-dealers who sell to persons other than established customers and accredited investors.

The penny stock rules require a broker-dealer to, prior to the sale of the penny stock, approve the purchaser’s account for transactions in penny stocks by obtaining the purchaser’s information regarding his or her financial situation, investment experience and investment objectives. The broker-dealer must deliver a standardized risk disclosure document prepared by the SEC to provide the purchaser with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the purchaser’s account. The broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and that the purchaser has sufficient knowledge and experience in financial matters. In addition, the broker-dealer must receive the purchaser’s written agreement to the transaction. These additional requirements may affect the ability of broker-dealers to trade our securities and reduce the level of trading activity in the secondary market. As a result, penny stock rules limit the marketability of our common stock and may discourage investors from purchasing our common stock.

We do not expect to pay dividends to holders of our common stock.

We have not paid any dividends on our common stock and do not anticipate declaring any dividends on our common stock in the foreseeable future. Our board of directors presently intends to retain all earnings, if any, for use in our business operations and development of facilities.

Future sales or issuances of substantial amounts of our common stock could affect the market price of our common stock.

Future sales or issuances of substantial amounts of our common stock, or securities convertible or exchangeable into shares of our common stock, in the public market, or perceptions that those sales, issuances and/or conversions could occur, could adversely affect the prevailing market price of our common stock and our ability to raise capital in the future. At the present time, we expect that we will require substantial amounts of outside funding to finance our operations, which could be raised through the sale of our common stock or securities exercisable or convertible into our common stock.  In addition, as of December 31, 2011, our Series A preferred stock and Series C preferred stock, collectively, are convertible into an aggregate of 3,998,974,009 shares of common stock.  Furthermore, in connection with our acquisition of the Susanville facility, we issued preferred stock which may be converted into 434,782,610 shares of our common stock and granted registration rights with respect to such shares and may issue additional shares of such preferred stock contingent upon the completion of certain milestones in the development of the Susanville facility.  We have an obligation to complete the registration for the secondary sale of such shares underlying the Series B preferred stock pursuant to a registration statement on Form S-1 to be effective not later than 110 days after the date that this Registration Statement is effective.  The sale of shares of our common stock by the holders of such Series B preferred stock is restricted but we may amend the selling restrictions with respect to the sale of such shares.  The rights of such holders and our ability to issue additional shares of our common stock whether upon conversion of outstanding shares of preferred stock or otherwise or any class of preferred stock including a class that may have rights that are senior to the rights of our common stock, is a factor or “overhang” that may reduce the price of our common stock.

Our common stock price has been below $0.01 per share and could remain at that level or, if it increases, could be subject to volatility.

The market price for our common stock has been below $0.01 and is subject to extreme price and volume fluctuations in response to market and other factors. It is impossible to predict whether the price of our common stock will rise. Trading prices of our common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of common stock by us in the market, or the perception that such sales could occur, could affect the price of our common stock.

A small number of shareholders control us.

Michael B. Bartoszek, our President and Chief Executive Officer, and Louis T. Bravakis, our Executive Vice President, hold a majority of the voting power of our capital stock through their ownership of common stock and 100% of the outstanding shares of our Series A preferred stock and Series C preferred stock, respectively.  Our Series A preferred stock is collectively entitled to 51%, and our Series C preferred stock is collectively entitled to 10%, of the voting power, independent of the number of outstanding shares of our common stock and preferred stock at any given time.  Accordingly, Michael B. Bartoszek, acting alone or together with Louis T. Bravakis, has the ability to control the membership of a majority of our board of directors and to decisively influence the outcome of decisions requiring shareholder approval. The level of ownership held by these shareholders may delay, deter or prevent the change of control, even if such change of control would be beneficial to the other holders of our securities. Additionally, as the number of shares of common stock that Messrs. Bartoszek and Bravakis are entitled to upon conversion will depend on the number of outstanding shares of our common stock and that may be issued upon the conversion or exercise of securities convertible into common stock as of the conversion date, we may be required to issue to Messrs. Bartoszek and Bravakis substantial additional shares of our common stock depending on our capitalization as of any given conversion date.

We have not performed a management assessment of the effectiveness of our internal controls over financing reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires annual management assessments of the effectiveness of a company’s internal control over financial reporting beginning in 2013. We have not yet performed such an assessment. It is possible that, if we perform such an assessment, it would identify deficiencies with respect to our internal controls over financial reporting, and any such deficiencies may be material.  We do not have sufficient employees or staff to maintain independence in our financial management processes.

Item 2.  Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operation

This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the information under the sections entitled “Business,” “Risk Factors” and the financial statements and accompanying footnotes included in this Registration Statement.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements concerning trends or events potentially affecting our business. You can identify our forward-looking statements by words such as “anticipate,” “hope,” “believe,” “estimate,” “expect,” “positioned,” “strategy,” “forecast,” “goal,” “intend,” “plan,” “predict,” “project,” “seek,” “target,” “will,” “could,” “may,” “should” or “would” or other similar expressions that convey the uncertainty of future events or outcomes. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this Registration Statement. See the sections entitled “Forward-Looking Statements” and “Risk Factors” for more information.

Overview

We seek to develop and manage renewable energy facilities that produce electricity and thermal energy for industrial purposes from sustainable biomass sources, other renewable fuel sources or combined-cycle natural gas. Biomass generally refers to any organic matter that is available on a renewable or recurring basis, including agricultural crops and trees, wood and wood residues, plants (including aquatic plants), grasses, animal manure, municipal residues and other residue materials. Combined-cycle natural gas refers to a process in which a steam turbine generator is used in concert with a combustion turbine and heat recovery steam generator to generate electric and thermal energy in an efficient manner. Our business has been primarily focused on, but is not limited to, developing renewable energy facilities that use wood as the renewable fuel source. We seek to generate revenues through:

•	the operating and managing of renewable energy facilities owned by us;

•	management fees from managing renewable energy facilities owned jointly with other parties and by others;

•	joint ventures or other business arrangements to develop excess space at our facilities with other developers, such as to develop photovoltaic solar generation facilities; and

•	the sale of our developed or partially developed facilities.

We were organized on April 2, 1993 as a New York corporation under the name Multiair Comfort Corp. On August 4, 1995, we changed our name to Poly Eko Systems, Inc.  On August 14, 2002, we concluded a “reverse” merger with Laidlaw Energy Group, Inc. in which we were the surviving corporation.  We then changed our name to Laidlaw Energy Group, Inc.

Approximately 85% of our revenues since the August 14, 2002 merger to December 31, 2010 was generated from the sale in 2010 of our investment in a 75 megawatt renewable energy project in Berlin, New Hampshire that we acquired in 2008 and developed to a status that was substantially ready for the commencement of construction, and management fees.  We have been investing in other projects and have not generated significant operating revenues from any other source.  We do not foresee any similar liquidity or sale event with respect to any of our current investments for at least the next 12 months.

Since April 2011, we have been managing a natural gas-fueled thermal energy facility at the former Polaroid manufacturing plant located in New Bedford, Massachusetts.   The facility is not presently operating.  Our management of this facility is effected through a lease and purchase agreement that expires on April 4, 2012 with the property owners, subject to our right to extend this term for one year. Presently our management of the facility is on a net zero cost basis where the current end-users of the thermal energy pay all of the associated operating costs.  We are not earning any management or related fees and have undertaken the management of the facility primarily to control the development opportunity.  We have a right to purchase this facility subject to certain conditions, including our payment of accrued rent through the exercise of the purchase option, which as of December 31, 2011 was $50,000, providing the property owner  a secured promissory note in the principal amount of $2 million that is payable from 10% of the free cash flow of the facility as defined in the agreed form of the promissory note, obtaining sufficient financing and proposing a development plan that is accepted by the property owner. We are currently evaluating our options with respect to this facility, which include: exercising our right to purchase the facility and developing a combined heat and power system; extending the lease term for an additional year to April 2013; and exiting the project at the end of the current lease term.

In November 2011, we acquired assets relating to a biomass facility in Susanville, California through the purchase of all of the equity of Henri Susanville LLC.  The facility is located on 40 acres of land that we lease and have an option to purchase for a net price of approximately $2.5 million as of January 31, 2013.  The plant’s assets include a boiler capable of producing 160,000 pounds of steam per hour and a turbine that can generate approximately 13 megawatts of base-load electricity.  The facility site has excess acreage.  We are evaluating the development of a solar generation facility that could generate approximately five megawatts of electricity or leasing the property to a solar developer who could benefit from the generation potential and grid interconnection that the site offers.  The Susanville facility is not presently in a condition to generate electricity.  We are currently evaluating our ability to obtain sufficient financing in order to refurbish the facility and to purchase the property.  The plan would be to invest approximately $10 million over a 12 to 18 month period to refurbish the critical power generation assets and invest additional funds to purchase the property for a net cost of approximately $2.5 million as of January 31, 2013.

We are seeking other acquisition and management opportunities to be able to generate recurring revenues, however, there cannot be any assurance that we will succeed in seeking such opportunities.

Results of Operations

Nine Months Ended September 30, 2011 Compared to Nine Months Ended September 30, 2010

	Nine Months Ended September 30,		Increase (Decrease)
	2011	2010	$	%

Revenues	$-	$106,251	$(106,251)	(100)%
Cost of Revenues	-	14,267	(14,267)	(100)%
Gross Profit	-	91,984	(91,984)	(100)%
Gain on Sale of Equity Investment	-	2,756,000	(2,756,000)	(100)%
Income Before Operating Expenses	-	2,847,984	(2,847,984)	(100)%
Operating Expenses	850,992	658,710	192,282	29%
Other Income	-	109,616	(109,616)	(100)%
Net (Loss) Income	$(850,992)	$2,298,890	$(3,149,882)	(137)%

There were no revenues earned for the nine months ended September 30, 2011, compared to $106,251 for the nine months ended September 30, 2010. The 2010 period revenue was comprised of $106,251 from three months of management fees for various projects associated with our former joint venture with a strategic partner.

Cost of revenues for the nine months ended September 30, 2010, consisting solely of salary expenses associated with earning the management fees, was $14,267, for a gross profit of $91,984 or 86.6%.

Income before operating expenses of $2,847,984 for the nine months ended September 30, 2010 consisted primarily of a $2,756,000 gain from the sale of our interest in the Berlin, New Hampshire project.

Total operating expenses, consisting primarily of compensation, rent, travel and professional fees, increased $192,282 or 29% to $850,992 for the nine months ended September 30, 2011, compared to $658,710 for the nine months ended September 30, 2010, primarily due to legal fees incurred in connection with the sale of our interest in the Berlin, New Hampshire project in 2010.

Other income, net, of $109,616 for the nine months ended September 30, 2010, was primarily due to income earned in connection with a dissolved joint venture.

Net loss for the nine months ended September 30, 2011 was $850,992 compared to net income of $2,298,890 for the nine months ended September 30, 2010, for the reasons discussed above.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

	Years Ended December 31,		Increase (Decrease)
	2010	2009	$	%

Revenues	$106,251	$35,417	$70,834	200%
Cost of Revenues	14,267	1,941	12,326	635%
Gross Profit	91,984	33,476	58,508	175%
Gain on Sale of Equity Investment	2,756,000	-	2,756,000	N.M.
Income Before Operating Expenses	2,847,984	33,476	2,814,508	8,408%
Operating Expenses	980,199	607,495	372,704	61%
Other Income	109,616	4,219	105,397	2,498%
Net Income (Loss)	$1,977,401	$(569,800)	$2,547,201	(447)%

Revenue was $106,251 for the year ended December 31, 2010 compared to $35,417 for the year ended December 31, 2009. Revenue for the year ended December 31, 2010 was comprised of three months of management fees for various projects associated with our former joint venture with a strategic partner. Revenue for the year ended December 31, 2009 was comprised of one month of management fees for various projects associated with our former joint venture with a strategic partner.

Cost of revenues, consisting solely of salary expenses associated with earning the management fee revenue, for the year ended December 31, 2010 was $14,267 for a gross profit of $91,984 or 86.6% and for the year ended December 31, 2009 was $1,941 for a gross profit of $33,476 or 94.5%.

Income before operating expenses was $2,847,984 for the year ended December 31, 2010 compared to $33,476 for the year ended December 31, 2009. Income before operating expenses for the year ended December 31, 2010 consisted primarily of a $2,756,000 gain from the sale of our interest in the Berlin, New Hampshire project.

Total operating expenses, consisting primarily of compensation, rent, travel and professional fees, increased $372,704 or 61% to $980,199 for the year ended December 31, 2010 compared to $607,495 for the year ended December 31, 2009, primarily due to legal fees incurred in connection with the sale of our interest in the Berlin, New Hampshire project in 2010.

Other income, net, was $109,616 for the year ended December 31, 2010, compared to $4,219 for the year ended December 31, 2009, representing an increase of $105,397. This increase was primarily due to income earned in connection with a dissolved joint venture.

Net income for the fiscal year ended December 31, 2010 was $1,977,401 compared to a net loss of $569,800 for the year ended December 31, 2009, for the reasons discussed above.

Liquidity and Capital Resources

Liquidity

We measure our liquidity in a number of ways, including the following:

	September 30,	December 31,
	2011	2010	2009
Cash	$44,530	$745,140	$700,541
Working Capital	$1,099,405	$1,991,247	$(211,154)

We intend to generate cash flows from our business through the cash flows of projects we develop, management fees for development services, plus through the sale of our investment in renewable energy projects. The amount, frequency and predictability of cash receipts depend on a number of factors, including the number of projects in our portfolio and the stage of development of each project. As a result, cash flows may fluctuate significantly from year to year. Approximately 85% of our revenues since August 2002 to December 31, 2010 were generated from the sale in 2010 of our sale of our investment in a 75 megawatt renewable energy project in Berlin, New Hampshire that we acquired in 2006 and developed to a status that was substantially ready for the commencement of construction.   We do not foresee any similar liquidity or sale event with respect to any of our current investments for at least the next 12 months.

During the nine months ended September 30, 2011, we used cash in operating activities of $700,610, incurred a net loss of $850,992, and had an accumulated deficit of $946,713 as of September 30, 2011.  Subsequent to September 30, 2011, we collected the $1,781,000 receivable which represented the remainder due to us from the sale of our investment in the Berlin, New Hampshire project.

As a result of the funds collected and the fact that our current projects do not have significant cash requirements during the initial phase of enhancing operations and conducting project feasibility studies, we believe that we currently have sufficient liquidity to conduct our operations for at least the next 12 months. Our primary cash requirements over the next 12 months are for development and operating expenses, including employee salaries and the cost of external professional services, primarily consulting and legal services and activities related to identifying new projects. We expect to expend approximately $30,000 per month in incremental development and operational expenses for our facility in Susanville, California during the next year.

We have limited available cash resources and require additional financing in order to fund our current operations beyond this year. The next phase of our current projects will require significant funding, including approximately $10 million to refurbish Susanville’s critical power generation assets, approximately $2.5 million to purchase the Susanville property and approximately $5 million to refurbish the critical power generation assets in New Bedford, Massachusetts should we decide to proceed with that project.  Furthermore, even if we are successful in raising additional funds and moving ahead with certain projects, we cannot give any assurance that we will, in the future, be able to achieve a level of profitability from operations to sustain our operations.

Availability of Additional Funds

We expect that our primary sources of additional working capital are:

•	project level financing of our Susanville facility or other facilities that we may acquire or manage;

•	sale lease back or other real estate focused financing in the event that we exercise our option to purchase the Susanville property or New Bedford property; and

•	sale of equity securities or incurrence of indebtedness.

We can give no assurance that we will be successful in raising adequate capital.  If we cannot raise additional capital, form a joint venture or similar commercial alliance with another entity, or generate sufficient revenues, we may need to scale back operations.

During the nine months ended September 30, 2011 and the years ended December 31, 2010 and 2009, our sources and uses of cash were as follows:

	Nine Months Ended	Years Ended December 31,
	September 30, 2011	2010	2009
Net cash used in operating activities	$(700,610)	$(62,901)	$(556,062)
Net cash provided by financing activities	-	107,500	240,750

Net (decrease) increase in cash and cash equivalents	$(700,610)	$44,599	$(315,312)

Net cash used in operating activities

Net cash used in operating activities totaled $700,610 for the nine months ended September 30, 2011 compared to net cash provided by operating activities of $243,749 for the nine months ended September 30, 2010. The net cash used in the nine months ended September 30, 2011 was due primarily to the $850,992 net loss from operations, which was partially offset by a $141,232 increase in accounts payable and accrued expenses.  The net cash provided in the nine months ended September 30, 2010 was due primarily to the fact that the $712,500 of proceeds we received in partial payment for the sale of our interest in the Berlin, New Hampshire project combined with a $89,393 net increase in accounts payable and accrued expenses, $215,867 of management fees and other income and the collection of $186,466 of net accounts receivable, exceeded the $658,710 of operating expenses and the net repayment of  $287,500 of other liabilities.

Net cash used in operating activities totaled $62,901 for the year ended December 31, 2010 compared to $556,062 for the year ended December 31, 2009. The net cash used in the year ended December 31, 2010 was primarily due to the fact that the $980,199 of operating expenses and the net repayment of $517,500 of other liabilities exceeded the $950,000 of proceeds we received in partial payment for the Berlin, New Hampshire project. The net cash used in the year ended December 30, 2009 was primarily due to the $569,800 net loss from operations.

Net cash provided by financing activities

Net cash provided by financing activities was zero for the nine months ended September 30, 2011 compared to $107,500 for the nine months ended September 30, 2010. The cash provided during the nine months ended September 30, 2010 was primarily due to $100,000 of proceeds from the issuance of our common stock.

Net cash provided by financing activities totaled $107,500 for the fiscal year ended December 31, 2010 compared to $240,750 for the fiscal year ended December 31, 2009, which are primarily due to $100,000 and $240,750 of proceeds from the issuance of our common stock, respectively.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements comprise those arrangements that may potentially impact our liquidity, capital resources and results of operations, even though such arrangements are not recorded as liabilities under accounting principles generally accepted in the United States. Although off-balance sheet arrangements serve a variety of our business purposes, we are not dependent on these arrangements to maintain our liquidity and capital resources, and we are not aware of any circumstances that are reasonably likely to cause the off-balance sheet arrangements to have a material adverse effect on liquidity and capital resources.

Critical Accounting Policies And Estimates

Critical accounting policies are defined as those that involve significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe that our most critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 2 in the notes to our consolidated financial statements included in this Registration Statement.

Use of Estimates

Preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related contingent liabilities. Our significant estimates include the allowance related to the receivable, the recoverability of long lived assets, the valuation allowance related to deferred tax assets and the stock-based compensation assumptions. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable includes trade accounts receivable, which are recorded at net invoice values and are not interest bearing, and uncollected proceeds from the sale of investments. We maintain an allowance for doubtful accounts for estimated uncollectible accounts receivable, if any. The allowance is based on our assessment of known delinquent accounts, the aging of accounts receivable and specific knowledge of counterparties. We re-evaluate our allowance on a regular basis and adjust its reserves as needed.

Revenue Recognition

We have generated and may generate revenues from management fees, the sale of power, or through the sale of our interest in facilities, its joint venture interests or its equity investments. We earn management or development fees from development projects which are recognized as the services are performed.  We consider amounts to be earned once evidence of an arrangement has been obtained, services have been rendered, fees are fixed or determinable, and collectability is reasonably assured.

Stock-Based Compensation

We measure the cost of services received in exchange for an award of equity instruments based on the fair value of the award. Employee and director awards are measured on the grant date. The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, which is usually the vesting period.

Income Taxes

We record the tax effects of all transactions that have been reported in our financial statements. This includes tax effects that are taxable or deductible in the current reporting period, as well as tax effects that will lead to taxable income or tax deductions in future periods. Income taxes are accounted for using the asset/liability method. At each balance-sheet date, a current tax asset or liability is recorded, representing income taxes currently refundable or payable. Deferred tax assets and liabilities are also recorded, representing the tax effects of temporary book-tax differences, which will become payable or refundable in future periods. Deferred tax assets arise principally from net operating losses and capital losses available for carryforward against future years’ taxable income. Under the asset/liability method, the income tax provision is the result of the change in these current and deferred tax accounts from period to period, plus or minus tax payments made or refunds received during the year. A valuation allowance is recognized against deferred tax assets if, based on the weight of available evidence, it is more likely than not (i.e., greater than 50% probability) that some portion or all of the deferred tax asset will not be realized.

We follow Accounting Standards Codification, or ASC, 740 rules governing uncertain tax positions which provide guidance for recognition and measurement. This prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognition, classification and disclosure of these uncertain tax positions.

Interest costs and penalties related to income taxes are classified as interest expense and selling, general and administrative costs, respectively, in our financial statements.

Recently Issued Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2010-06, “Fair Value Measurements and Disclosures (ASC Topic 820): Improving Disclosures about Fair Value Measurements”. ASU 2010-06 requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. ASU 2010-06 amends Codification Subtopic 820-10 and now requires a reporting entity to use judgment in determining the appropriate classes of assets and liabilities and to provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009. As this standard relates specifically to disclosures, the adoption did not have an impact on our consolidated financial position or results of operations.

In February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855) - Amendments to Certain Recognition and Disclosure Requirements." ASU 2010-09 requires an entity that is an SEC filer to evaluate subsequent events through the date that the financial statements are issued and removes the requirement that an SEC filer disclose the date through which subsequent events have been evaluated. ASC 2010-09 was effective upon issuance. The adoption of this standard had no effect on our consolidated financial position or results of operations.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (ASC Topic 820). This updated accounting guidance establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards, or IFRS. This guidance includes amendments that clarify the intent about the application of existing fair value measurements and disclosures, while other amendments change a principle or requirement for fair value measurements or disclosures. This guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption of this standard is not expected to have a material impact on our consolidated financial position or results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s financial statements upon adoption.

All of these standards are more fully described in Note 2 to our audited consolidated financial statements included in this Registration Statement.

Item 3.  Properties

We presently maintain our executive offices in leased premises of approximately 2,500 square feet at 90 John Street, 4th Floor, New York, New York. We pay approximately $82,000 for rent per year for these premises and the lease term expires in April 2012. In addition, we have offices in leased premises of approximately 500 square feet at 2 Spring Street, Montpelier, Vermont. We pay approximately $10,200 for rent per year for these premises, and the lease term expires in July 2013.

We also lease a 40 acre parcel of land located at 700-000 Sunkist Drive, Susanville, California, on which our 12.5 megawatt biomass energy power plant is located. We pay approximately $240,000 for rent per year for these premises and the lease term expires on January 30, 2013. We also have an option to purchase the Susanville property for a price equal to $84,909.08 per acre reduced by the sum of $5,000 per month of rent paid from November 1, 2011 (which, on January 31, 2013, would equal $75,000) and 50% of all rent payments made prior to November 1, 2011.  The total price to purchase the land should we choose to exercise the option is estimated to be approximately $2.5 million.

We also lease a power plant and related property at the former Polaroid manufacturing facility in New Bedford, Massachusetts, that is not currently operating.  The lease expires on April 4, 2012 and can be extended at our option for an additional one year term.  The lease is structured on a “zero cost basis” that allows the lease payments to accrue while we evaluate future development opportunities for this facility.  The lease contains an option to purchase the facility in consideration for the payment of the accrued rent payments and for providing the property owner a secured promissory note in the principal amount of $2 million that is payable from 10% of the free cash flow of the facility.

We presently do not own any real property.

We believe our properties are in good operating condition and adequately serve our current business operations.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

We have four classes of voting securities outstanding as of December 31, 2011:

•	common stock, par value $0.0001 per share;

•	Series A preferred stock, par value $0.001 per share;

•	Series B preferred stock, par value $0.001 per share; and

•	Series C preferred stock, par value $0.001 per share.

Shareholders of our common stock and shareholders of our preferred stock vote together as a single class.

The following table sets forth certain information with respect to the beneficial ownership of shares of our common stock and preferred stock, as of December 31, 2011, by:

•	each person known to us to beneficially own 5% or more of the outstanding shares of such class of stock;

•	each of our named executive officers and directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power. In addition, under SEC rules, a person is deemed to be the beneficial owner of securities which may be acquired by such person upon the exercise of options and warrants or the conversion of convertible securities within 60 days from the date on which beneficial ownership is to be determined. Shares of common stock issuable pursuant to the exercise of options or the conversion of preferred stock are deemed outstanding for computing the percentage of the person holding such options or shares of preferred stock but are not outstanding for computing the percentage of any other person. Except as indicated in the other footnotes to this table, to our knowledge, each beneficial owner listed in this table has sole voting and investment power with respect to all shares of stock beneficially owned by that person.

Unless otherwise indicated, the address for each shareholder listed below is c/o Laidlaw Energy Group, Inc., 90 John Street, 4th Floor, New York, NY 10038.

	Common Stock			Series A Preferred Stock		Series B Preferred Stock			Series C Preferred Stock
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percentage of Class Beneficially Owned	Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned	Number of Shares Beneficially Owned		Percentage of Class Beneficially Owned	Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Mazuma Holding Corp. (1)	2,009,391,779		81.79%	—	—	—		—	—	—
Nature Energies, Inc.(2)	—		—	—	—	336.6087	(3)	77.0%	—	—
NZ Legacy, LLC(4)	—		—	—	—	98.17391	(5)	23.0%	—	—
Michael B. Bartoszek	3,571,597,742	(6)	60.79%	1,000,000	100.0%	—		—	—	—
Louis T. Bravakis	688,069,510	(7)	21.93%	—	—	—		—	1,000,000	100.0%
All directors and executive officers as a group (three persons)	4,261,926,826	(8)	65.01%	1,000,000	100.0%	—		—	1,000,000	100.0%

* Less than 1%

(1)
Represents 553,933,034 shares of common stock beneficially owned by Mazuma Corp., 100,000,000 shares of common stock beneficially owned by Mazuma Funding Corp. and 1,355,458,745 shares of common stock owned by Mazuma Holding Corp., which shares we believe may be deemed beneficially owned by Mazuma Holding Corp.  All of such shares were issued to the beneficial owners between August 8, 2006 and January 6, 2010, and to our knowledge, such information remains true and correct as of December 31, 2011. The address of each of the Mazuma entities is 3102 Maple Avenue, Dallas, Texas 75201.

(2)	The address of Nature Energies, Inc. is P.O. Box 490550, Blaine, Minnesota 55449.

(3)
From and after May 10, 2012, Nature Energies, Inc. will have the right to acquire up to 336,608,700 shares of our common stock upon the conversion of the 336.6087 shares of Series B preferred stock that it beneficially owns, subject to certain restrictions as set forth in our certificate of incorporation, as amended.

(4)	The address of NZ Legacy, LLC is 3514 E. Presidio Circle, Mesa, Arizona 85213.

(5)
From and after May 10, 2012, NZ Legacy, LLC will have the right to acquire up to 98,173,910 shares of our common stock upon the conversion of the 98.17391 shares of Series B preferred stock that it beneficially owns, subject to certain restrictions as set forth in our certificate of incorporation, as amended.

(6)
Includes (i) 7,496,979 shares of common stock owned by Laidlaw Energy Holdings, LLC, which shares may be deemed beneficially owned by Mr. Bartoszek, as its sole member, (ii) 75,000,000 shares of common stock underlying outstanding options, which Mr. Bartoszek has the right to exercise at any time and (iii) 3,343,404,500 shares of common stock which Mr. Bartoszek has the right to acquire at any time upon the conversion in full of the 1,000,000 shares of Series A preferred stock that he beneficially owns.  Pursuant to our certificate of incorporation, as amended, the Series A preferred stock is convertible into a number of shares of common stock equal to 51% of the total issued and outstanding shares of common stock plus the total number of shares of common stock issuable upon conversion of any outstanding convertible securities convertible as of the conversion date.

(7)
Includes (i) 25,000,000 shares of common stock underlying outstanding options, which Mr. Bravakis has the right to exercise at any time and (ii) 655,569,510 shares of common stock which Mr. Bravakis has the right to acquire at any time upon the conversion in full of the 1,000,000 shares of Series C preferred stock that he beneficially owns.  Pursuant to our certificate of incorporation, as amended, the Series C preferred stock is convertible into a number of shares of common stock equal to 10% of the total issued and outstanding shares of common stock plus the total number of shares of common stock issuable upon conversion of any outstanding convertible securities convertible as of the conversion date.

(8)
Includes (i) 100,000,000 shares of common stock, which may be issued upon exercise in full of the outstanding options that are beneficially owned by the applicable executive officers and directors, (ii) 3,998,974,009 shares of common stock, which may be issued upon conversion in full of the outstanding Series A preferred stock and Series C preferred stock that are beneficially owned by the applicable executive officers and directors and (iii)  7,496,979 shares of common stock owned by Laidlaw Energy Holdings, LLC, which shares may be deemed beneficially owned by Mr. Bartoszek, as its sole member.

Item 5.  Directors and Executive Officers

Set forth below is a list of the names, ages and positions of our directors and executive officers.

Name	Age	Position(s)
Michael B. Bartoszek	44	President and Chief Executive Officer and Director
Louis T. Bravakis	64	Executive Vice President
Theodore Alex Bravakis	28	Vice President of Project Development and Assistant Secretary

Biographies of Directors and Executive Officers

Michael B. Bartoszek has served as a member of our board of directors and as our President and Chief Executive Officer since 2002.  Prior to founding Laidlaw Energy Group, Inc. in 2001 and merging it with us in 2002, from 1999 to 2002, Mr. Bartoszek was founder, President and Chief Executive Officer of Laidlaw Energy & Environmental, an entity that owned and operated a natural gas-fueled power plant and related hardwood lumber-related assets until selling those assets in August 2002.  Subsequently, Mr. Bartoszek decided to focus exclusively on renewable energy projects and devised our business model of focusing on the conversion of existing power generation assets in order to create biomass energy power plants.  Prior to founding Laidlaw Energy Group, Inc. and Laidlaw Energy & Environmental, Mr. Bartoszek spent over 10 years in the securities industry with a number of leading investment firms, including Merrill Lynch, Bear Stearns & Co. and Oppenheimer & Co. and served as President and Chief Executive Officer of W.R. Lazard from 1997 to 1999.  In 1995, Mr. Bartoszek founded a successful boutique project finance advisory group at Rickel & Associates, Inc., a broker-dealer, that was engaged in advising independent power companies and other developers of major capital projects in connection with acquisitions and financing. Mr. Bartoszek is also a member of the board of directors of Laidlaw Co-Gen.

Louis T. Bravakis has served as our Executive Vice President since 2006 when he joined us and has over 30 years of experience in the biomass energy field.  From 2001 to 2006, Mr. Bravakis worked as a developer and project manager for biomass energy and combined heat and power projects throughout the Northeast, including for Rex Lumber Co., Ethan Allen Furniture, Cowee Forest Products and Columbia Forest Products.   In 1986, Mr. Bravakis founded and served as President of Chiptec Wood Energy Systems, Inc., a company that manufactures advanced biomass gasification systems.  At the time of his departure in 2000, the company had built and installed over 100 biomass gasification systems.  Mr. Bravakis earned a Bachelor’s degree in Economics from Franklin and Marshall College in 1969. Mr. Bravakis is the father of Theodore Alex Bravakis, who is our Vice President of Project Development and Assistant Secretary.

Theodore Alex Bravakis has served as our Vice President of Project Development and Assistant Secretary since November 2009 when he joined us.  Mr. Bravakis takes the lead on identifying and analyzing new development opportunities as they become available to us. He also manages and coordinates the involvement of all project contributors. Before joining us in 2009, Mr. Bravakis worked as a construction manager for a small real estate construction and management firm in Brooklyn, New York from 2006 to 2008.  In 2008, Mr. Bravakis transitioned into working for Badillo Partners, LLC, a real estate investment firm that specializes in the development and financing of affordable housing projects throughout New York City.  Mr. Bravakis earned a Bachelor’s degree from The University of Vermont in Political Science and Economics in 2006.  Mr. Bravakis is the son of Louis T. Bravakis, our Executive Vice President.

Item 6.  Executive Compensation

Summary Compensation Table

The following table sets forth the compensation for services paid in all capacities for the last fiscal year ending December 31, 2011 to Michael B. Bartoszek, our President and Chief Executive Officer.  No other executive officer had total compensation exceeding $100,000 for the year ended December 31, 2011.

Name and principal position	Year	Salary	Total
Michael B. Bartoszek, President and Chief Executive Officer	2011	$200,000	$200,000

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information as of December 31, 2011 concerning unexercised options for each of the named executive officers.

	Option Awards
Name	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options	Option exercise price	Option expiration date
Michael B. Bartoszek	75,000,000	-	-	$0.0001	(1)

(1) These options do not have an expiration date.

Director Compensation

We have one director, Michael B. Bartoszek, who is also our President and Chief Executive Officer.  We did not pay him any compensation for his services as a director during the year ended December 31, 2011.  Upon and after the expansion of our board of directors, we do not expect to pay our directors who are also our employees any compensation for their services as directors.  We anticipate our non-employee directors will initially be compensated with an equity grant to be determined.  In addition, all directors will be reimbursed for reasonable out of pocket expenses incurred by them in connection with attending board of directors, committee and shareholder meetings.  We reserve the right to change the manner and amount of compensation to our non-employee directors at any time.

Compensation Committee Interlocks and Insider Participation

We do not currently have a compensation committee.  During the last completed fiscal year, Michael B. Bartoszek, our sole director and our President and Chief Executive Officer, made all compensation decisions on behalf of our company.  During the last fiscal year, none of our executive officers served as a member of the compensation committee or other board committee performing equivalent functions or as a director of any other entity, which other entity had one of its executive officers serving as one of our directors.

Item 7.  Certain Relationships and Related Transactions, and Director Independence

Related Party Transactions

We currently have no related party transactions that would be required to be reported in this Registration Statement.

Director Independence

We have not applied to list our common stock on a national securities exchange or an inter-dealer quotation system which has requirements that a majority of our board of directors be independent. However, for purposes of determining independence, we have adopted the provisions of Nasdaq Marketplace Rule 5605. We undertook a review of the composition of our board of directors and the independence of Mr. Bartoszek, our sole director. Based upon information requested from and provided by Mr. Bartoszek concerning his background, employment and affiliations, including family relationships, we have determined that Mr. Bartoszek is not “independent” as that term is defined under Rule 5605(a)(2) of the Nasdaq Marketplace Rules. In making such determination, we considered the relationships that Mr. Bartoszek has with us and all other facts and circumstances we deemed relevant in determining independence, including the beneficial ownership of our securities.

Item 8.  Legal Proceedings

We received a subpoena from the SEC on June 28, 2011 requiring us to provide documentation to the SEC and for designated officers to provide testimony to the SEC. The SEC is investigating us and our officers, directors and others regarding compliance or possible violations under certain securities laws, primarily relating to our issuance and sale of unregistered securities, the purchase and sale of our securities and reports and other disclosures that we made to our shareholders and publicly.  We have been cooperating with the SEC with respect to its investigation. Our Chief Executive Officer has provided testimony to the SEC on the record and we have produced documents to the SEC in response to the subpoena.  The SEC has the authority to order a wide scope of remedies against us and any of our officers or directors, any of which could materially and adversely affect us, our ability to issue our securities and the price of, or ability to trade, our common stock.  The SEC is continuing its investigation and  we cannot provide any assurance of when the SEC investigation will be concluded or the effect of any remedies that the SEC may seek to enforce, if any.

On September 3, 2009, an action titled “Hiscock & Barclay v. Laidlaw” was filed in the New York State Supreme Court, County of Onondaga, relating to a dispute over approximately $140,000 of attorney billings associated with legal services provided in connection with our Ellicottville project prior to 2009. In December 2011, the parties reached an agreement in principle whereby they agreed that we would pay $60,000 in full satisfaction of the dispute.

Other than the above, there is presently no material pending legal proceedings to which we are a party or as to which any of our property is subject, and no such proceedings are known to us to be threatened or contemplated against us.

Item 9.  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

There currently is no established public trading market for our common stock.  The following table sets forth, for the fiscal quarters indicated, the high and low sales prices for our common stock on the OTC Pink Market.  Our common stock trades under the symbol LLEG.PK.  Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

	High	Low
2010:

First Quarter	0.0027	0.0013
Second Quarter	0.0019	0.0012
Third Quarter	0.0055	0.0014
Fourth Quarter	0.0068	0.0025

	High	Low
2011:

First Quarter	0.0052	0.0040
Second Quarter	0.0054	0.0010
Third Quarter	0.0030	0.0003
Fourth Quarter	0.0010	0.0001

As of December 31, 2011, we have 81 shareholders of record for an aggregate of 2,456,721,088 shares of our common stock issued and outstanding.  Also as of December 31, 2011, we have an aggregate of 100,000,000 shares of common stock that may be issued upon the exercise of outstanding stock options and an aggregate of 3,998,974,009 shares of common stock that may be issued upon the conversion of outstanding shares of our Series A preferred stock and Series C preferred stock.  As of May 10, 2012, which is the date when the outstanding shares of our Series B preferred stock will be convertible into an aggregate of 434,782,610 shares of common stock, we will have an aggregate of 5,113,801,215 shares of common stock that may be issuable upon conversion of our Series A preferred stock, Series B preferred stock and Series C preferred stock.  We have agreed to register for resale by the holders thereof the 434,782,610 shares of common stock which will be issuable upon conversion of the outstanding shares of Series B preferred stock, as well as any additional shares that we may issue upon satisfaction of certain development milestones relating to our acquisition of the Susanville facility.

We have not declared or paid any cash dividends to date and do not anticipate or contemplate paying dividends in the foreseeable future.  It is the present intention of management to utilize all available funds for the development of our business.

Equity Compensation Plan Information

The following table summarizes information as of December 31, 2011 about our outstanding stock options and shares of common stock reserved for future issuance under our existing equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity Compensation Plans approved by security holders	-	$-	-
Equity Compensation Plans not approved by security holders	100,000,000	$0.0013	-
Total	100,000,000		-

Item 10.  Recent Sales of Unregistered Securities

From March 19, 2009 through January 6, 2010, we sold an aggregate of 471,500,000 shares of our common stock to Mazuma Holding Corp. and its affiliates, for aggregate gross proceeds to us of $240,750.

On November 3, 2009, we sold 19,723,866 shares of our common stock to Highwater Capital Management, LLC, for gross proceeds to us of $50,000. On January 22, 2010, we sold 32,649,863 shares of our common stock to Highwater Capital Management, LLC for gross proceeds to us of $50,000.

On September 17, 2010, we issued to Michael B. Bartoszek, our President and Chief Executive Officer, 75,000,000 shares of our common stock, upon the exercise of outstanding stock options, at an exercise price per share of $0.0001.

On November 10, 2011, we entered into a transaction with Nature Energies, Inc. and Renegy Susanville, LLC, now known as NZ Legacy, LLC, pursuant to which we issued 336.6087 shares of our Series B preferred stock to Nature Energies, Inc. and 98.17391 shares of our Series B preferred stock to NZ Legacy, LLC, in each case, in exchange for all of their limited liability company interests in Laidlaw Susanville Biopower, LLC, formerly known as Henri Susanville LLC.

On November 18, 2011, we issued 1,000,000 shares of our Series C preferred stock to Louis T. Bravakis, our Executive Vice President, for gross proceeds to us of $240,000 and certain non-cash consideration.

The shares referred to above were all issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, as offerings and sales of securities by an issuer not involving a public offering.

On December 31, 2010, we granted to Louis T. Bravakis, our Executive Vice President, options to purchase 25,000,000 shares of our common stock, at an exercise price per share of $0.0047.  The options do not have an expiration date.  Such options were not registered under the Securities Act of 1933, as amended, in reliance on the fact that the stock options were granted for no consideration, or were offered and sold in transactions not involving a public offering, exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2).

On February 17, 2011, we granted to Theodore Alex Bravakis, our Vice President of Project Development 2,000,000 shares of our common stock.  Such shares were not registered under the Securities Act of 1933, as amended, in reliance on the fact that the shares were granted for no consideration, or were offered and sold in transactions not involving a public offering, exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2).

Item 11.  Description of Registrant’s Securities to be Registered

General

The following summary describes the material terms of our capital stock.  However, you should refer to the actual terms of the capital stock contained in our certificate of incorporation, as amended, our amended and restated bylaws, and applicable law.  A copy of our certificate of incorporation, as amended, and our amended and restated bylaws are filed as exhibits to this Registration Statement.

We have two classes of capital stock, common stock, par value $0.0001 per share, and preferred stock, par value $0.001 per share, of which there are three classes, Series A preferred stock, Series B preferred stock and Series C preferred stock.  As of January 3, 2012, we have authorized 9.0 billion shares of common stock, of which 2,456,721,088 shares are issued and outstanding, 1.0 million shares of Series A preferred stock, all of which are issued and outstanding, 400.0 million shares of Series B preferred stock, of which 434.78261 are issued and outstanding, and 1.0 million shares of Series C preferred stock, all of which are issued and outstanding.

Common Stock

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

The holders of our common stock are entitled to receive dividends, as, if and when declared by our board of directors, out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends.

In the event of our liquidation, dissolution or winding up, the holders of our common stock shall only be entitled to a distribution of assets after payment in full of the liquidation values to the holders of our Series A preferred stock, Series B preferred stock and Series C preferred stock, and then ratably per share with the holders of the Series B preferred stock on an as-converted basis.

The holders of our common stock do not have preemptive, subscription, redemption or conversion rights.

Series A Preferred Stock

The holder of our Series A preferred stock is entitled to the number of votes, collectively, equal to the number of shares of common stock into which such stock is convertible at the time the holders of record are determined for such vote, on all matters submitted to a vote of shareholders.

The holder of our Series A preferred stock does not have any right to receive dividends.

Our Series A preferred stock is convertible, at the option of the holder at any time, into a number of shares of common stock, collectively, equal to 51% of the total issued and outstanding shares of common stock plus the total number of shares of common stock issuable upon conversion of any outstanding convertible securities convertible as of the conversion date.

Our Series A preferred stock has a liquidation value of $0.247562 per share.  In the event of our liquidation, dissolution or winding up, the holders of our Series A preferred stock and Series C preferred stock shall be entitled to receive out of our assets an amount per share equal to their respective liquidation value, before any payment shall be made or any assets distributed to the holders of our common stock, our Series B preferred stock or any other classes or series of our capital stock hereafter issued by us. The liquidation rights of the holders of our Series A preferred stock shall rank pari passu with the liquidation rights of the holders of our Series C preferred stock.

Series B Preferred Stock

The holders of our Series B preferred stock are entitled to the number of votes, collectively, equal to the number of shares of common stock into which such stock is convertible at the time the holders of record are determined for such vote, on all matters submitted to a vote of shareholders.

Each share of our Series B preferred stock, until such time if any as it is converted into shares of our common stock in accordance with our certificate of incorporation, as amended, shall be entitled to receive all dividends and other distributions payable on account of the common stock, as if such share of Series B preferred stock were converted immediately prior to the record date of such dividend or distribution.

Subject to certain limitations as set forth in our certificate of incorporation, as amended, the holder of a share of our Series B preferred stock may, six months after the date of issuance of such share of Series B preferred stock, convert such share into 1.0 million shares of our common stock.  Notwithstanding anything to the contrary contained in our certificate of incorporation, as amended, no share of Series B preferred stock shall be convertible into any number of shares of common stock prior to the date that is six months after the date of issuance of such share of Series B preferred stock; and following such six month waiting period, no holder of Series B preferred stock shall convert to common stock more than that number of shares of Series B preferred stock that would result in shares of common stock having an aggregate value of $37,500 per week determined on a cumulative basis, such amount computed based on the five day moving average of the closing last trade price of shares of common stock as quoted on otcmarkets.com or any such national securities exchange if our common stock is listed on such an exchange, and each holder of Series B preferred stock shall be prohibited from converting any amount of Series B preferred stock in excess of that amount permitted in this paragraph.

Our Series B preferred stock has a liquidation value per share equal to the quotient obtained by dividing $100 by the number of shares of Series B preferred stock that are issued and outstanding upon the date of liquidation.  In the event of our liquidation, dissolution or winding up, the holders of our Series B preferred stock shall be entitled to receive out of our assets an amount per share equal to the liquidation value thereof, before any payment shall be made or any assets distributed to the holders of our common stock or any other classes or series of our capital stock hereafter issued by us, other than to the holders of our Series A preferred stock and Series C preferred stock.  All of our assets available for distribution to shareholders after the liquidation value of our Series A preferred stock, Series B preferred stock and Series C preferred stock have been paid in full to the respective holders of such preferred stock, shall be distributed ratably per share among the holders of our common stock and Series B preferred stock, on an as-converted basis, in accordance with our certificate of incorporation, as amended.

Series C Preferred Stock

The holder of our Series C preferred stock is entitled to the number of votes, collectively, equal to the number of shares of common stock into which such stock is convertible at the time the holders of record are determined for such vote, on all matters submitted to a vote of shareholders.

The holder of our Series C preferred stock does not have any right to receive dividends.

Our Series C preferred stock is convertible, at the option of the holder at any time, into a number of shares of common stock, collectively, equal to 10% of the total issued and outstanding shares of common stock plus the total number of shares of common stock issuable upon conversion of any outstanding convertible securities convertible as of the conversion date.

Our Series C preferred stock has a liquidation value of $0.03126 per share.    In the event of our liquidation, dissolution or winding up, the holders of our Series A preferred stock and Series C preferred stock shall be entitled to receive out of our assets an amount per share equal to their respective liquidation value, before any payment shall be made or any assets distributed to the holders of our common stock, our Series B preferred stock or any other classes or series of our capital stock hereafter issued by us. The liquidation rights of the holders of our Series A preferred stock shall rank pari passu with the liquidation rights of the holders of our Series C preferred stock.

Voting

The holders of our common stock and preferred stock vote together as a single class.  Generally, except for the election of directors, at any meeting duly called and held at which a quorum is present, all matters to be voted on by our shareholders must be approved by a majority of the votes cast at such meeting by the holders of outstanding shares of our common stock and preferred stock entitled to vote thereon who are present in person or by proxy.  At any meeting duly called and held for the election of directors at which a quorum is present, directors shall be elected by a plurality of the votes cast by the holders of our shares entitled to elect such directors.

Amendments to our certificate of incorporation, as amended, that would alter or change the powers, preferences or special rights of our preferred stock so as to affect adversely the rights of the holders of such preferred stock must be approved by written consent or affirmative vote of the holders of at least a majority of the then outstanding aggregate number of shares of such adversely affected preferred stock, given in writing or by vote at a meeting, consenting or voting, as the case may be, separately as a class.

Anti-Takeover Provisions

Each share of Series B preferred stock is convertible automatically into common stock in accordance with our certificate of incorporation, as amended, immediately prior to the effectiveness of any merger or consolidation pursuant to which we are not the surviving entity.

In addition, holders of our Series A preferred stock and Series C preferred stock may convert such shares into common stock at their option at any time.  See “–Series A Preferred stock” and “–Series C Preferred Stock.”

A consolidation or a merger with or into any other entity in which we are not the surviving entity, a sale, conveyance, lease, exchange or transfer of all, or substantially all, of our assets for cash, securities or other property to any person or persons or our dissolution or winding up shall be deemed to be a liquidation, dissolution or winding up, which would entitle the holders of our preferred stock the liquidation value of their shares.

Item 12.  Indemnification of Officers and Directors

Our certificate of incorporation, as amended, eliminates the personal liability of directors to us and our shareholders for damages for any breach of duty in such capacity except that such personal liability shall not be eliminated if a judgment or other final adjudication adverse to such director establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated Section 719 of the Business Corporation Law of the State of New York.

Our amended and restated bylaws provide that we shall indemnify every person made or threatened to be made a party to an action or proceeding by reason of the fact that that person, that person's testator or intestate, is or was our director or officer or that person, that person's testator or intestate, being or having been our director or officer, served any other corporation in any capacity at our request, in the manner and to the extent provided in Business Corporation Law of the State of New York.  In addition, our amended and restated bylaws provide that expenses incurred by our directors and officers in defending a civil or criminal action or proceeding may be paid by us in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount in case the person receiving such advancement is ultimately found, under Article 7 of the Business Corporation Law of the State of New York, not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced by us exceed the indemnification to which such person is entitled.

The Business Corporation Law of the State of New York provides that we may indemnify any person made, or threatened to be made, a party to an action or proceeding, whether civil or criminal, including an action by or in the right of any other corporation of any time or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer served in any capacity at our request, by reason of the fact that he, his testator or intestate, was our director or officer, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees actually or necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director of officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, our best interests and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

In addition, the Business Corporation Law of the State of New York provides that when a director or officer has been successful, on the merits or otherwise, in a corporate or derivative action against such director or officer, or in an action by an outsider or a criminal proceeding, he or she is entitled to indemnification and we have a duty to indemnify such director or officer as authorized by the Business Corporation Law of the State of New York.

The Business Corporation Law of the State of New York provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which directors and officers may be entitled under our certificate of incorporation, as amended, or our amended and restated bylaws or, when authorized by our certificate of incorporation, as amended, or our amended and restated bylaws, a resolution of shareholders, a resolution of directors or an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of a director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. The foregoing statements are subject to the detailed provisions of the Business Corporation Law of the State of New York.

Our amended and restated bylaws provide further that pursuant to Section 726 of the Business Corporation Law of the State of New York, we may purchase and maintain insurance: (a) to indemnify ourselves for any obligation which we incur as a result of the indemnification of  directors  and  officers  under our amended and restated bylaws; (b) to indemnify directors and officers in instances in which they may be indemnified by us under our amended and restated bylaws; and (c) to indemnify directors and officers in instances in which they may not otherwise be indemnified by us under our amended and restated bylaws provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the superintendent of insurance, for a retention amount and for co-insurance.  Pursuant to our amended and restated bylaws, no insurance may provide for any payment, other than cost of defense, to or on behalf of any director or officer if a judgment or other final adjudication adverse to the  insured director or officer establishes that his acts of active and deliberate dishonesty were material to the cause of action so adjudicated, or that he personally  gained  in fact a financial profit or other advantage to which he was not legally entitled, or in relation to any risk the insurance of which is prohibited under the insurance law of the State of New York.

Item 13.  Financial Statements and Supplementary Data

Our financial statements, notes thereto and the related independent registered accounting firm’s report are set forth immediately following the signature page to this Registration Statement beginning on page F-1 and are incorporated herein by reference.

Item 14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

We dismissed our former accountant, Corso & Company, on June 7, 2011. Corso & Company did not produce a report on our financial statements for any of the two years ended December 31, 2010 or the nine months ended September 30, 2011. Accordingly, no report on our financial statements for either of December 31, 2009 or 2010 contained an adverse opinion or a disclaimer of an opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. The decision to dismiss Corso & Company as our accountants was recommended and approved by our board of directors.

During the two years ended December 31, 2010 and subsequent period through June 7, 2011, we had no disagreements with Corso & Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Corso & Company, would have caused Corso & Company to make reference to the subject matter of the disagreement(s) in connection with its report on the financial statements for each such period.

On June 22, 2011, we engaged Marcum LLP as our principal independent accountant to audit our financial statements. At no time prior to engaging Marcum LLP did we or anyone acting on our behalf consult Marcum LLP regarding the application of accounting principles to a specified transaction, or the type of audit opinion that might be rendered on our financial statements.

Item 15.  Financial Statements and Exhibits

(a)	Financial Statements

See “Index to Consolidated Financial Statements” set forth on page F-1.

(b)	Exhibits

Exhibit No.	Description
3.1	Certificate of Incorporation, as amended, of Laidlaw Energy Group, Inc.
3.2	Amended and Restated Bylaws of Laidlaw Energy Group, Inc.
4.1	Registration Rights Agreement, by and among Laidlaw Energy Group, Inc., Nature Energies, Inc. and NZ Legacy, LLC , dated November 10, 2011
4.2	Form of specimen stock certificate representing common stock
10.1	Purchase and Sale Agreement, by and among Laidlaw Energy Group, Inc., Nature Energies, Inc., and Laidlaw Susanville Biopower, LLC (f/k/a Henri Susanville LLC), dated November 10, 2011
10.2	Purchase and Sale Agreement, by and among Laidlaw Energy Group, Inc., NZ Legacy, LLC (f/k/a Renegy Susanville, LLC), and Laidlaw Susanville Biopower, LLC, dated November 10, 2011
10.3
Agreement for Environmental Conditions dated as of November 21, 2007 by and between Renegy Susanville, LLC and Sierra Pacific Industries as assigned by that certain Assignment and Assumption of Environmental Agreement dated as of November 10, 2011 by and between Renegy Susanville, LLC and Henri Susanville LLC

10.4	Option Agreement dated as of January 31, 2008 by and between Renegy Susanville, LLC and Sierra Pacific Industries, as assigned to Henri Susanville LLC on November 10, 2011.
10.5	Lease Agreement dated as of January 31, 2008 by and between Renegy Susanville, LLC and Sierra Pacific Industries, as assigned to Henri Susanville LLC on November 10, 2011.
10.6	First Amendment to Lease Agreement dated as of November 10, 2011 by and between Sierra Pacific Industries and Laidlaw Susanville Biopower, LLC, formerly known as Henri Susanville LLC.
10.7	Power Plant Operation and Development Lease with Purchase Option dated as of April 5, 2011 by and between Multilayer Coating Technologies, LLC and Laidlaw New Bedford Biopower, LLC
10.8	Energy Services Agreement dated as of April 5, 2011 by and between Multilayer Coating Technologies, LLC and Laidlaw New Bedford Biopower, LLC
10.9
Energy Services Agreement dated as of November 13, 2008 by and between Multilayer Coating Technologies, LLC and Konarka Technologies, Inc. as assigned by that certain Assignment and Assumption of Energy Services Agreement dated as of May 6, 2011 by and between Multilayer Coating Technologies, LLC and Laidlaw New Bedford Biopower, LLC

10.10	Stockholders’ Agreement of Laidlaw Co-Gen, Inc. dated May 2006 by and among Laidlaw Co-Gen, Inc., RGB Co-Gen, LLC, Laidlaw Energy Group, Inc., GROG, LLC and ER Co-Gen, LLC
10.11	Stock Pledge Agreement dated May 2006 by Laidlaw Energy Group, Inc. in favor of RGB Co-Gen LLC and ER Co-Gen, LLC
10.12	Stock Option Agreement dated November 15, 2007 by and between Laidlaw Energy Group, Inc. and Michael B. Bartoszek
10.13	Incentive Stock Option Agreement dated December 31, 2010 by Laidlaw Energy Group, Inc. to Louis T. Bravakis
16.1	Letter relating to change in certifying accountant*
21.1	Subsidiaries of Laidlaw Energy Group, Inc.

* To be filed by amendment.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

LAIDLAW ENERGY GROUP, INC.
Date: January 9, 2012
	By:	/s/ Michael B. Bartoszek
Name: Michael B. Bartoszek
Title: Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements for the Years Ended December 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Stockholders of Laidlaw Energy Group, Inc. & Subsidiaries

We have audited the accompanying consolidated balance sheets of Laidlaw Energy Group, Inc. & Subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity (deficiency) and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Laidlaw Energy Group, Inc. & Subsidiaries, as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Marcum LLP
New York, NY
January 9, 2012

Laidlaw Energy Group, Inc. & Subsidiaries
Consolidated Balance Sheets

	December 31,
	2010	2009

Assets
Current Assets:
Cash and cash equivalents	$745,140	$700,541
Accounts receivable	1,806,000	186,466
Total Current Assets	2,551,140	887,007
Other assets	11,390	11,390
Total Assets	$2,562,530	$898,397

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable and accrued expenses	$327,393	$348,161
Other liabilities	232,500	750,000
Total Liabilities	559,893	1,098,161

Commitments and contingencies	-	-

Stockholders' Equity:
Convertible preferred stock, $0.001 par value; 402,000,000 shares authorized; 1,000,000 shares issued and outstanding at December 31, 2010 and 2009; aggregate liquidation preference of $247,562 at December 31, 2010 (see Note 6)	1,000	1,000
Common stock, $0.0001 par value; 9,000,000,000 shares authorized; 2,454,721,088 and 2,297,071,225 shares issued and outstanding at December 31, 2010 and 2009, respectively (see Note 6)	245,472	229,707
Additional paid-in capital	1,851,886	1,642,651
Accumulated deficit	(95,721)	(2,073,122)
Total Stockholders' Equity (Deficiency)	2,002,637	(199,764)
Total Liabilities and Stockholders' Equity (Deficiency)	$2,562,530	$898,397

See Notes to Consolidated Financial Statements

Laidlaw Energy Group, Inc. & Subsidiaries
Consolidated Statements of Operations

	For The Years Ended
	December 31,
	2010	2009

Management fee revenues	$106,251	$35,417
Cost of revenues	14,267	1,941
Gross Profit	91,984	33,476
Gain on sale of equity investment	2,756,000	-
Income Before Operating Expenses	2,847,984	33,476

Operating Expenses
Selling, general and administrative expenses	980,199	607,495
Total Operating Expenses	980,199	607,495
Income (Loss) From Operations	1,867,785	(574,019)

Other Income (Expense)
Interest income	2,046	5,524
Other income	107,570	-
Other expense	-	(1,305)
Total Other Income	109,616	4,219
Net Income (Loss)	$1,977,401	$(569,800)
Earnings (Loss) Per Common Share:
- Basic	$0.00	$(0.00)
- Diluted	$0.00	$(0.00)
Weighted Average Number of Common Shares Outstanding:
- Basic	2,527,226,164	2,283,869,847
- Diluted	6,318,065,411	2,283,869,847

See Notes to Consolidated Financial Statements

Laidlaw Energy Group, Inc. & Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity (Deficiency)

					Additional
	Preferred Stock		Common Stock		Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance - December 31, 2008	1,000,000	$1,000	1,855,847,359	$185,585	$1,446,023	$(1,503,322)	$129,286

Common stock issued to investors for cash	-	-	441,223,866	44,122	196,628	-	240,750

Net loss	-	-	-	-	-	(569,800)	(569,800)

Balance - December 31, 2009	1,000,000	$1,000	2,297,071,225	$229,707	$1,642,651	$(2,073,122)	$(199,764)

Common stock issued to investors for cash	-	-	82,649,863	8,265	91,735	-	100,000

Common stock issued pursuant to stock option exercise	-	-	75,000,000	7,500	-	-	7,500

Stock-based compensation	-	-	-	-	117,500	-	117,500

Net income	-	-	-	-	-	1,977,401	1,977,401

Balance - December 31, 2010	1,000,000	$1,000	2,454,721,088	$245,472	$1,851,886	$(95,721)	$2,002,637

See Notes to Consolidated Financial Statements

Laidlaw Energy Group, Inc. & Subsidiaries
Consolidated Statements of Cash Flows

	For The Years Ended
	December 31,
	2010	2009
Cash Flows From Operating Activities
Net income (loss)	$1,977,401	$(569,800)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Stock-based compensation	117,500	-
Gain on sale of equity investment	(2,756,000)	-
Changes in operating assets and liabilities:
Accounts receivable	186,466	(69,385)
Accounts payable and accrued expenses	(20,768)	83,123
Other liabilities	(517,500)	-
Investment activities:
Proceeds from sale of equity investment	950,000	-
Total Adjustments	(2,040,302)	13,738
Net Cash Used In Operating Activities	(62,901)	(556,062)

Cash Flows From Financing Activities
Proceeds from issuance of common stock	100,000	240,750
Proceeds from option exercise	7,500	-
Net Cash Provided by Financing Activities	107,500	240,750
Net Increase (Decrease) In Cash And Cash Equivalents	44,599	(315,312)
Cash And Cash Equivalents - Beginning	700,541	1,015,853
Cash And Cash Equivalents - Ending	$745,140	$700,541

See Notes to Consolidated Financial Statements

LAIDLAW ENERGY GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – BUSINESS ORGANIZATION AND NATURE OF OPERATIONS

Laidlaw Energy Group, Inc. (“Laidlaw” or the “Company”) is engaged in the development and management of renewable energy facilities that produce electricity and/or thermal energy for commercial and industrial purposes from sustainable biomass sources, other renewable fuel sources or combined cycle natural gas. The business was founded in 2002. The Company’s particular emphasis is on biomass power generation, which is the production of electricity and heat as a result of converting trees, plants or other similar organic sources into energy. Laidlaw's business objective is to build and manage a profitable portfolio of renewable energy facilities through development, acquisition, joint venture, equity investments, conversion of existing facilities, and though partnering with manufacturing businesses that have significant energy needs. The Company may generate revenues from management fees, the sale of power, or through the sale of its developed facilities, its joint venture interests or its equity investments. In so doing, Laidlaw intends to become a leading provider of biomass power in the United States. Laidlaw is subject to numerous federal, state and local laws and regulations that govern environmental protection.

Laidlaw was organized as a New York corporation under the name Multiair Comfort Corp. On August 4, 1995, the Company changed its name to Poly Eko Systems, Inc.  On August 14, 2002, the Company concluded a “reverse” merger with Laidlaw Energy Group, Inc. in which the Company was the surviving corporation.  The Company then changed its name to Laidlaw Energy Group, Inc. The Company has or had (1) two wholly owned subsidiaries, Laidlaw Capital Management, Inc. and Laidlaw Berlin, LLC, both of which are inactive; (2) a 50% ownership interest in Laidlaw BioPower, LLC, which is the entity through which the Company has a 50% interest in Laidlaw Berlin BioPower, LLC (“Laidlaw Berlin”; see Note 3 – Investments); (3) a 37.5% interest in Homeland Laidlaw Energy, LLC which resulted in the 2010 and 2009 revenues in the form of management fees, but was dissolved by mutual agreement of the members during 2010. During 2009, operations were de minimis and there were no operations in 2010 up to the date of dissolution; and (4) a 22.5% interest in Laidlaw Co-Gen, Inc. (“Co-Gen”; see Note 3 – Investments). On March 9, 2011, the Company formed Laidlaw New Bedford Biopower, LLC, of which Laidlaw is the sole member (“New Bedford”; see Note 10). On November 10, 2011, the Company acquired a new wholly owned subsidiary, whose name was changed to Laidlaw Susanville Biopower, LLC (“Susanville”; see Note 10).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company uses the accrual basis of accounting and the financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in U.S. dollars. The Company has adopted a December 31 fiscal year end. The Company’s majority and wholly-owned subsidiaries are managed as a single business and a single segment.

Equity Investments

Equity investments of less than 20% ownership are accounted for using the cost method of accounting, equity investments of 20% to 50% ownership are accounted for using the equity method of accounting and equity investments of greater than 50% ownership are consolidated within the financial statements of the Company, as appropriate. All material intercompany accounts and transactions of consolidated subsidiaries are eliminated in consolidation.

Use of Estimates

Preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related contingent liabilities. The Company’s significant estimates include the allowance related to the receivable, the recoverability of long lived assets, the valuation allowance related to deferred tax assets and the stock-based compensation assumptions. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.  For the purpose of financial statement presentation, the Company includes cash on deposit, money market funds, and amounts held by brokers in cash accounts as cash.

LAIDLAW ENERGY GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Accounts Receivable

Accounts receivable includes trade accounts receivable, which are recorded at net invoice values and are not interest bearing, and uncollected proceeds from the sale of investments. The Company maintains an allowance for doubtful accounts for estimated uncollectible accounts receivable, if any. The allowance is based on the Company’s assessment of known delinquent accounts, the aging of accounts receivable and specific knowledge of counterparties. The Company re-evaluates its allowance on a regular basis and adjusts its reserves as needed. There is no allowance at December 31, 2010 and 2009.

Concentration of Credit Risk

As of December 31, 2010 and 2009, all of the Company’s cash and cash equivalents were deposited with financial institutions in the United States. At December 31, 2010, the Company had cash on deposit that was approximately $490,000 in excess of federally insured limits of $250,000. As of December 31, 2010, the Company had one significant counterparty located in the United States that represented 100% of its accounts receivable balance. As of December 31, 2009, the Company had two significant counterparties located in the United States that represented 68% and 32% of its accounts receivable balance, respectively.

Revenue Recognition

The Company has generated, and may generate, revenues from management fees, the sale of power, or through the sale of our interest in facilities, its joint venture interests or its equity investments. The Company earns management or development fees from development projects which are recognized as the services are performed.  The Company considers amounts to be earned once evidence of an arrangement has been obtained, services have been rendered, fees are fixed or determinable, and collectability is reasonably assured.

Income Taxes

The Company records the tax effects of all transactions that have been reported in its financial statements. This includes tax effects that are taxable or deductible in the current reporting period, as well as tax effects that will lead to taxable income or tax deductions in future periods. Income taxes are accounted for using the asset/liability method. At each balance-sheet date, a current tax asset or liability is recorded, representing income taxes currently refundable or payable. Deferred tax assets and liabilities are also recorded, representing the tax effects of temporary book-tax differences, which will become payable or refundable in future periods. Deferred tax assets arise principally from net operating losses and capital losses available for carryforward against future years’ taxable income. Under the asset/liability method, the income tax provision is the result of the change in these current and deferred tax accounts from period to period, plus or minus tax payments made or refunds received during the year. A valuation allowance is recognized against deferred tax assets if, based on the weight of available evidence, it is more likely than not (i.e., greater than 50% probability) that some portion or all of the deferred tax asset will not be realized.

The Company follows Accounting Standards Codification (“ASC”) 740 rules governing uncertain tax positions which provide guidance for recognition and measurement. This prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognition, classification and disclosure of these uncertain tax positions.

Interest costs and penalties related to income taxes are classified as interest expense and selling, general and administrative costs, respectively, in the Company's financial statements. For the years ended December 31, 2010 and 2009, the Company did not recognize any interest or penalty expense related to income taxes.

LAIDLAW ENERGY GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses.  The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these financial statements.

The Company determines the fair value of its assets and liabilities based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses a fair value hierarchy with three levels of inputs, of which the first two are considered observable and the last unobservable, to measure fair value:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.
•
Level 2 — Inputs, other than Level 1, that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of December 31, 2010 and 2009, all financial instruments were measured at fair value using Level 1 inputs.

Earnings (Loss) Per Share

The Company follows Financial Accounting Standards Board (“FASB”) ASC Topic 260, “Earnings per Share”, which requires presentation of basic earnings per share (“Basic EPS”) and diluted earnings per share (“Diluted EPS”) by all publicly traded entities, as well as entities that have made a filing or are in the process of filing with a regulatory agency in preparation for the sale of securities in a public market.

Basic EPS is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding during the period. For the years ended December 31, 2010 and 2009, the computation of Basic EPS included the impact of common shares issuable upon the exercise of stock options with an exercise price of $0.01 or less. The computation of Diluted EPS gives effect to all potentially dilutive common shares during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings. For the year ended December 31, 2010, the computation of Diluted EPS included the impact of common shares issuable upon the conversion of all preferred stock. For the year ended December 31, 2009, 3,670,606,838 common shares issuable upon the conversion of all preferred stock were not included in the computation of Diluted EPS because their conversion would render them anti-dilutive.

The following table presents the calculation of weighted average shares used to calculate basic and diluted earnings per share:

	For the Years Ended
	December 31,
	2010	2009

Weighted average common shares outstanding	2,398,938,493	2,133,869,847
Weighted average impact of stock options exercisable at $0.01 or less	128,287,671	150,000,000
Weighted average basic common shares outstanding	2,527,226,164	2,283,869,847
Weighted average impact of preferred stock	3,790,839,247	-
Weighted average diluted common shares outstanding	6,318,065,411	2,283,869,847

Stock-Based Compensation

The Company measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award. Employee and director awards are measured on the grant date. The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period.

LAIDLAW ENERGY GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” ASU 2010-06 requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. ASU 2010-06 amends Codification Subtopic 820-10 and now requires a reporting entity to use judgment in determining the appropriate classes of assets and liabilities and to provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009. As this standard relates specifically to disclosures, the adoption did not have an impact on the Company’s consolidated financial position or results of operations.

In February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855) - Amendments to Certain Recognition and Disclosure Requirements." ASU 2010-09 requires an entity that is an SEC filer to evaluate subsequent events through the date that the financial statements are issued and removes the requirement that an SEC filer disclose the date through which subsequent events have been evaluated. ASC 2010-09 was effective upon issuance. The adoption of this standard had no effect on the Company’s consolidated financial position or results of operations.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820). This updated accounting guidance establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards. This guidance includes amendments that clarify the intent about the application of existing fair value measurements and disclosures, while other amendments change a principle or requirement for fair value measurements or disclosures. This guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s financial statements upon adoption.

Liquidity Plan

Prior to 2010, the Company sustained recurring operating losses and the Company had an accumulated deficit of $2,073,122 as of December 31, 2009.  During 2010, the Company sold an equity investment and received proceeds of $1,806,000 and $950,000 in 2011 and 2010, respectively.  As of December 31, 2010, Laidlaw had a cash balance of $745,140 and working capital of $1,991,247.  The Company believes that it has sufficient cash resources to support its current operating and development activities and requirements for at least the next calendar year.

The Company’s future capital requirements are expected to be driven by the development activities in existing and new projects until such time that they become self-sufficient or there is a liquidity event.  In addition to the Company’s general overhead expenses, the Company is projecting that it will require average monthly funding of $30,000 and $5,000 associated with its Susanville (see Note 10) and Ellicottville projects (see Note 3), plus contractual one-time funding of (a) $50,000 associated with providing a security deposit to the landlord of the New Bedford facility (see Note 10); (b) $97,500 associated with the November 2011 purchase of the Susanville entity; and (c) $75,000 associated with the April 2012 lease payment for the New Bedford facility.  Management’s plans include raising additional funds through public or private debt or equity financing to fund its capital requirements and ongoing operations.  However, there can be no assurance the Company will be successful in these efforts. If the Company is unable to raise additional funds, the Company might (1) forego investment opportunities; (2) initiate cost reduction measures; (3) seek extensions of scheduled payment obligations; or (4) sell assets.

LAIDLAW ENERGY GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – INVESTMENTS

Laidlaw Berlin Biopower, LLC

Laidlaw Berlin is a limited liability company that was formed on April 11, 2006 and is wholly owned by Laidlaw BioPower, LLC, which, in turn, is 50% owned by the Company. In December 2008, Laidlaw Berlin entered into a development agreement with PJPD Holdings, LLC, (“PJPD”). PJPD acquired the former Fraser Paper Mill located in Berlin, New Hampshire (the “Berlin Facility”) from North American Dismantling Corporation. Based on the development agreement with Laidlaw Berlin, Laidlaw Berlin was to manage the process of converting the facility into a biomass facility and PJPD was to pay and provide all of the project funding. Laidlaw managed all aspects of the development of this project, including identifying the asset, developing the strategy to convert the paper mill’s boiler for biomass utilization and engaging Babcock & Wilcox to implement the refurbishment.  They also obtained all material permits for the Facility, conducted the necessary studies, and obtained the required agreements to interconnect the facility to the power grid. In August 2010, Laidlaw BioPower LLC entered into a sales agreement and sold Laidlaw Berlin for $7,000,000. Laidlaw BioPower LLC received $2,000,000 during 2010 followed by a final payment of $5,000,000, subject to certain adjustments. The final payment of $5,000,000 was subsequently settled in October 2011 for $3,562,500. The Company accounted for its investment in Laidlaw Berlin under the equity method of accounting. The Company recognized a gain on the sale of its equity investment of $2,756,000. Laidlaw Berlin did not have any other operating assets or liabilities.

Laidlaw Co-Gen, Inc.

The Company is a 22.5% shareholder in Co-Gen, a facility that operates a natural gas combined cycle co-generation system located in Ellicottville, NY. The Company has pledged its 22.5% equity interest in Co-Gen as collateral for certain representations and warranties that were made by the Company in the Co-Gen stockholders agreement.  The only such representations that have not expired are with respect to environmental matters, which survive until 60 days after the expiration of the applicable statute. Three other unrelated third parties own the remaining 77.5% shareholder interest. In 2008, there were continued operating deficits coupled with issues in obtaining a use permit to convert the facility’s fuel source from natural gas to biomass that created uncertainty around the entity’s ability to pursue its business plans. The Company made advances totaling $102,926 and $148,044 to Co-Gen during the years ended December 31, 2010 and 2009, respectively, which were expensed. The Company continues to voluntarily fund an insignificant amount of monthly site maintenance expenses in order to sustain its investment options.

NOTE 4 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following as of December 31, 2010 and 2009:

	December 31,
	2010	2009
Accrued compensation	$163,283	$119,040
Accrued professional fees	84,836	134,379
Other accrued expenses	79,274	94,742

Total accrued expenses	$327,393	$348,161

NOTE 5 – OTHER LIABILITIES

As of December 31, 2010, other liabilities of $232,500 represent monies due to strategic partners for the sale of their 50% aggregate equity interest in Laidlaw Berlin.  As of December 31, 2009, other liabilities of $750,000 represent monies due to be repaid to a project investor in connection with a Release and Settlement Agreement dated August 12, 2010.

NOTE 6 – STOCKHOLDERS’ EQUITY

Preferred Stock – Series A

The Company’s $0.001 par value preferred stock has 402,000,000 and 10,000,000 shares authorized effective November, 18, 2011, and August 28, 2006, respectively. There were 1,000,000 shares of Series A Preferred Stock issued and outstanding as of December 31, 2010 and 2009.

The Series A Preferred Stock are convertible, at the option of the holder, at any time into that number of shares of common stock, collectively, which shall equal 60% (see Note 10 – Subsequent Events) of the sum of the total issued and issuable common shares, including the total number of shares of common stock issuable upon the conversion of all outstanding preferred stock and options as of the conversion date. The Series A Preferred Stock is entitled to that number of votes equal to the number of shares of common stock into which such stock is convertible at the time of such vote.  The liquidation value of each share of Series A Preferred Stock equals $0.247562 or an aggregate of $247,562.

LAIDLAW ENERGY GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – STOCKHOLDERS’ EQUITY – CONTINUED

Common Stock

The Company’s common stock has 9,000,000,000, 4,000,000,000, 3,000,000,000 and 2,000,000,000 shares of common stock authorized effective January 3, 2012, November, 18, 2011, March 17, 2009 and July 1, 2008, respectively.  On November 18, 2011, the Company also decreased the par value of the common stock to $0.0001 from $0.001 and the impact of this change has been reflected retrospectively in these consolidated financial statements. At December 31, 2010 and 2009, there were 2,454,721,088 and 2,297,071,225 shares issued and outstanding, respectively.

During the year ended December 31, 2010, the Company issued 82,649,863 shares of common stock to investors for aggregate cash proceeds of $100,000. Additionally, during the year ended December 31, 2010, the Company’s chief executive officer exercised options to purchase 75,000,000 shares of common stock at an exercise price of $0.0001 or aggregate proceeds of $7,500.

During the year ended December 31, 2009, the Company issued 441,223,866 shares of common stock to investors for aggregate cash proceeds of $240,750.

No dividends have been paid to the holders of common stock during the years ended December 31, 2010 and 2009.

NOTE 7 – STOCK BASED COMPENSATION

On December 31, 2010, the Company issued stock options to purchase 25,000,000 shares of common stock with an exercise price of $0.0047 to an executive of the Company.  The options were immediately exercisable and have no expiration date. The Company recognized a $117,500 fair value expense immediately on the date of grant.

A summary of the options activity during the years ended December 31, 2010 and 2009 is presented below:

			Weighted
		Weighted	Average
		Average	Remaining
	Number of	Exercise	Life	Intrinsic
	Options	Price	In Years	Value
Balance, December 31, 2008	150,000,000	$0.0001
Granted	-	-
Exercised	-	-
Forfeited	-	-
Balance, December 31, 2009	150,000,000	$0.0001	n/a	$465,000
Granted	25,000,000	0.0047
Exercised	(75,000,000)	0.0001
Forfeited	-	-
Balance, December 31, 2010	100,000,000	$0.0013	n/a	$345,000

Exercisable, December 31, 2010	100,000,000	$0.00	n/a	$345,000

The following table presents information related to stock options at December 31, 2010:

Options Outstanding		Options Exercisable
		Weighted
		Average	Exercisable
Exercise	Number of	Remaining Life	Number of
Price	Options	In Years	Options
$0.0001	75,000,000	n/a	75,000,000
0.0047	25,000,000	n/a	25,000,000
	100,000,000	n/a	100,000,000

All of the outstanding and exercisable options have no expiration date.

LAIDLAW ENERGY GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – STOCK BASED COMPENSATION – CONTINUED

The Company has computed the fair value of options granted using the Black-Scholes option pricing model.  Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period, if any. This estimate will be adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate, when it is material. The expected term of options granted represents the estimated period of time that options granted are expected to be outstanding. The Company utilizes the “simplified” method to develop an estimate of the expected term of “plain vanilla” option grants. The Company utilizes an expected volatility figure, equivalent to the expected life of the options, based on its historical stock prices. The risk-free interest rate was determined from the implied yields from U.S. Treasury zero-coupon bonds with a remaining term consistent with the expected term of the options.

In applying the Black-Scholes option pricing model, the Company used the following weighted average assumptions:

	For the Years Ended
	December 31,
	2010	2009
Risk free interest rate	0.73%	n/a
Expected term (years)	25.0	n/a
Expected volatility	50.0%	n/a
Expected dividends	0.0%	n/a

The weighted average estimated fair value of the stock options granted during the year ended December 31, 2010 was $0.0047 per share. There were no options granted during year ended December 31, 2009.

The Company recognized $117,500 of stock-based compensation expense during the year ended December 31, 2010, related to stock option grants, which is reflected as selling, general and administrative expense in the consolidated statements of operations. As of December 31, 2010, there was no unrecognized stock-based compensation expense related to stock option grants. There was no stock-based compensation expense during the year ended December 31, 2009.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Leases

On June 1, 2007 the Company entered into an operating lease agreement for its corporate office space at 90 John Street, Suite 401, New York, NY.  The lease expires on April 30, 2012. The lease terms call for monthly rent of $5,695 in the first year and annual rent escalations of 2.7% in the second and third years, 5.9% in the fourth year, and 2.7% in the fifth year.  Rent expense was $50,670 and $59,584 for the years ended December 31, 2010 and 2009, respectively.

The Company has total future minimum rental commitments under its operating leases of $103,846 as of December 31, 2010, including annual amounts of $77,711 and $26,135 for the years ended December 31, 2011 and 2012, respectively.

Legal and Regulatory Proceedings

The Company received a subpoena from the SEC on June 28, 2011 requiring the Company to provide documentation to the SEC and for designated officers to provide testimony to the SEC. The SEC is investigating the Company and its officers, directors and others regarding compliance or possible violations under certain securities laws, primarily relating to the Company’s issuance and sale of unregistered securities, the purchase and sale of its securities and reports and other disclosures that the Company made to its shareholders and publicly. The Company has been cooperating with the SEC with respect to its investigation.  Michael Bartoszek, the Company’s Chief Executive Officer, has provided testimony to the SEC on the record and the Company has produced documents to the SEC in response to the subpoena.  The SEC has the authority to order a wide scope of remedies against the Company and any of its officers or directors, any of which could materially and adversely affect the Company and its ability to issue securities and the price of, or ability to trade, its common stock.  The SEC is continuing its investigation and the Company cannot provide any assurance of when the SEC investigation will be concluded or the effect of any remedies that the SEC may seek to enforce, if any.

On September 3, 2009, an action titled “Hiscock & Barclay v. Laidlaw” was filed in the New York State Supreme Court – County of Onondaga. There has been a dispute over approximately $140,000 of attorney billings associated with services provided prior to 2009. In December 2011, the parties reached an agreement in principle whereby they agreed that the Company would pay $60,000 in full satisfaction of the dispute. This liability was recorded as of December 31, 2010 and 2009.

LAIDLAW ENERGY GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – COMMITMENTS AND CONTINGENCIES – CONTINUED

Legal Proceedings – Continued

In addition, the Company is subject to legal proceedings and claims arising from the ordinary course of its business. In the opinion of management, the aggregate liability, if any, with respect to such actions, will not have a material adverse effect on the financial position or results of operations of the Company.

NOTE 9 – INCOME TAXES

The Company has filing requirements to file standalone corporate income tax returns in the United States (Federal), New York State and in New York City.  The Company’s tax returns for the years 2010, 2009 and 2008 remain subject to examination and the Company intends to amend those tax returns.

As of December 31, 2010 and 2009, the Company had approximately $727,000 and $1,173,000 of federal and state net operating loss carryforwards available to offset future taxable income, respectively.  The federal net operating losses, if not utilized, begin expiring in 2028. In accordance with Section 382 of the Internal Revenue Code, deductibility of the Company’s net operating loss carryforward may be subject to an annual limitation in the event of a change of control. The Company performed a preliminary evaluation as to whether a change of control has taken place and concluded that no such change has occurred to date.

At December 31, 2010 and 2009, net deferred tax assets consisted of the following:

	At December 31,
	2010	2009
Deferred Tax Assets:
Net operating loss	$327,000	$528,000
Equity method loss	397,000	351,000
Stock-based compensation	65,000	25,000
Accruals	24,000	-

Gross deferred tax assets	813,000	904,000
Investment gain - excess of book over tax	(813,000)	-

Net deferred tax assets before valuation allowance	-	904,000
Less: Valuation allowance	-	(904,000)

Net deferred tax asset	$-	$-

The Company determined that it was more likely than not that the deferred tax assets would not be realized as of December 31, 2009 and recorded a valuation allowance for the total amount of the deferred tax assets, which primarily consisted of equity method losses and net operating losses.  The deferred tax asset valuation allowance decreased by approximately $904,000 during the year ended December 31, 2010 and increased by approximately $256,000 during the year ended December 31, 2009.

The income tax provision (benefit) consists of the following for the years ended December 31, 2010 and 2009:

	For the Years Ended
	December 31,
	2010	2009
Current:
Federal	$-	$-
State and local	-	-
	-	-
Deferred:
Federal	768,000	(218,000)
State and local	136,000	(38,000)
	904,000	(256,000)
Change in valuation allowance	(904,000)	256,000

Income tax provision	$-	$-

LAIDLAW ENERGY GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INCOME TAXES – CONTINUED

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the years ended December 31, 2010 and 2009, are as follows:

	For the Years Ended
	December 31,
	2010	2009

Tax provision (benefit) at federal statutory rate	34%	(34)%
State income taxes, net of federal tax impact	11%	(11)%
Permanent differences	1%	0%
Change in valuation allowance	(46)%	45%

Effective income tax rate	0%	0%

NOTE 10 – SUBSEQUENT EVENTS

Common Stock Issuance

On February 17, 2011, the Company granted 2,000,000 shares of immediately vested common stock to an employee.  The $10,000 grant date fair value was recognized immediately on the grant date.

New Bedford Formation and Lease

On March 9, 2011, the Company formed New Bedford, of which Laidlaw is the sole member. On April 29, 2011, the Company entered into a one year lease so it can determine the feasibility of converting a thermo generator in New Bedford, Massachusetts into a biomass facility to provide low cost energy. The lease payments of $75,000 are due at the end of the term lease or at the time the Company determines to purchase the facility. The lease is extendible for an additional year for an additional end of term lease payment of $90,000. The Company also provided $50,000 to the landlord as a security deposit under the terms of the agreement. The agreement is intended to provide the Company with the time to improve operations, reduce costs and assess the feasibility and economics of purchasing the facility and developing an efficient combined heat and power system whereby low-cost energy could be provided to the tenants of the property and any excess could be sold into the power grid.  The purchase option permits the Company to purchase the facility, subject to certain conditions, for $2 million at the end of either of the lease terms. The $2 million is payable by providing the seller with a secured promissory note in the principal amount of $2 million, which is payable from 10% of the free cash flow of the facility.

Vermont Office Lease

On June 15, 2011, the Company entered into an operating lease agreement for additional corporate office space at 2 Spring Street, First Floor, Montpelier, VT.  The term of the lease is two years with monthly rent of $850 and no escalation clause.

Amendment of Series A Preferred Stock

On November 18, 2011, the Series A Preferred Stock was amended such that the Series A Preferred Stock are convertible, at the option of the holder, at any time into that number of shares of common stock, collectively, which shall equal 51% (previously 60%) of the sum of the total issued and issuable common shares, including the total number of shares of common stock issuable upon the conversion of all outstanding preferred stock and options as of the conversion date.

LAIDLAW ENERGY GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – SUBSEQUENT EVENTS – CONTINUED

Susanville Purchase – Issuance of Series B Preferred Stock

On November 10, 2011, the Company acquired Susanville from two interest holders pursuant to a Purchase and Sale Agreement entered into with each interest holder (collectively, the “Agreements”) for (a) at the closing, $97,500 in cash (b) at the closing, the number of shares of Series B Preferred Stock that are convertible into $2,000,000 of the Company’s common stock; (c) ten business days after the execution of a power purchase agreement, the number of shares of Series B Preferred Stock that are convertible into $1,000,000 of the Company’s common stock; and (d) on the date Susanville receives sufficient project financing to refurbish the critical power generation assets, the number of shares of Series B Preferred Stock that are convertible into $1,650,000 of the Company’s common stock ($650,000 of which would be accelerated upon the receipt of a federal loan guaranty commitment). The Agreements stipulate that the market value of the common stock was to be based on the forty-five day moving average of the closing price of the Company’s freely tradable common stock or $0.0046 per share. The aggregate number of shares of Series B Preferred Stock issued at closing was 434.782610 shares.

Susanville owns an inactive 12.5 megawatt biomass energy power plant in Susanville, CA and the Company also leases a 40 acre parcel of land located in Susanville, California, on which the power plant is located. The Company pays approximately $240,000 in rent per annum for these premises and the lease term expires on January 30, 2013. The Company also has an option to purchase the Susanville property for a price equal to approximately $85,000 per acre, or approximately $3.4 million in the aggregate, reduced by (a) the $100,000 originally paid for the purchase option; (b) the sum of $5,000 per month of rent paid from November 1, 2011 (which, on January 31, 2013, would equal $75,000); and (c) 50% of all rent payments made prior to November 1, 2011 (or $675,000) for a net purchase price as of November 1, 2011 of approximately $2.6 million.

Each share of Series B Preferred Stock is convertible, at the option of the holder, at any time after six months from their issuance and subject to certain price/volume limitations, into 1,000,000 shares of common stock.  The Series B preferred stock is automatically convertible into common stock immediately prior to any merger of consolidation of the Company pursuant to which the Company is not the surviving entity.  The Series B Preferred Stock is entitled to that number of votes equal to the number of shares of common stock into which such stock is convertible at the time of such vote.  The aggregate liquidation value of the Series B Preferred Stock shall equal $100 regardless of the number of Series B Preferred Stock that are issued and outstanding. Until the Series B Preferred Stock is converted into common stock, it is entitled to those dividends that it would have been entitled to had it been converted.

The Company entered into a Registration Rights Agreement with the two sellers whereby the Company has committed to prepare, file and cause to become effective a Form 10 Registration Statement for the shares of the Common Stock of the Company and a registration statement on Form S-1 for the sale by any of the sellers of the common stock that would be issued upon the conversion of their Series B preferred stock issued by the Company, each pursuant to specific deadlines. The Company is required to repurchase an aggregate of 4.076087 shares of Series B Preferred Stock per week from the sellers in exchange for an aggregate of $18,750 of cash weekly (a value of $0.0046 per underlying common share), as partial liquidated damages, up to a maximum of $500,000, until any of the following events are cured:

(i)	the failure to file the Form 10 with the SEC by the sixtieth calendar day after the Susanville closing; or

(ii)	the failure to file a Form S-1 registration statement with the SEC by the twentieth calendar day after the Form 10 becomes effective; or

(iii)	fewer than $500,000 of aggregate market value (at a value of $0.0046 per underlying common share) of securities are registered; or

(iv)
the failure of the SEC to declare the Form 10 effective by the earlier of (i) the sixtieth calendar day after the Form 10 was filed or, if the SEC has written comments on the filing, the ninetieth calendar day after the Form 10 was filed; or (ii) the fifth trading day after the SEC notifies the Company that the registration statement will not be reviewed or is no longer subject to review; or

(v)	the registration statement ceases to remain continuously effective, subject to certain conditions.

LAIDLAW ENERGY GROUP, INC. & SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – SUBSEQUENT EVENTS – CONTINUED

Exchange Agreement – Issuance of Series C Preferred Stock

Pursuant to an Exchange Agreement between Novus Energy, LLC (“Novus Energy”) and Laidlaw dated November 18, 2011, as further amended on December 15, 2011, (1) Novus Energy, whose sole member is an employee of the Company, transferred $220,000 plus its 25% interest in Laidlaw BioPower, LLC to Laidlaw, bringing Laidlaw’s interest in the entity up to 75% from 50%; and (2) Laidlaw transferred to the sole member a 25% interest in the net income received from all Laidlaw power projects developed plus 1,000,000 shares of Series C Preferred Stock. As additional consideration for the receipt of the Series C Preferred Stock, Mr. Louis T. Bravakis has been providing services to the Company as its Executive Vice President in charge of project development.

The Series C Preferred Stock are convertible, at the option of the holder, at any time into that number of shares of common stock, collectively, which shall equal 10% of the sum of the total issued and issuable common shares, including the total number of shares of common stock issuable upon the conversion of all outstanding preferred stock and options as of the conversion date. The Series C Preferred Stock is entitled to that number of votes equal to the number of shares of common stock into which such stock is convertible at the time of such vote.  The liquidation value of each share of Series C Preferred Stock shall equal $0.03126 or an aggregate of $31,260, and the Series C Preferred Stock ranks on an equivalent basis as the Series A Preferred Stock in liquidation, but senior to the Series B Preferred Stock.

Laidlaw Energy Group, Inc. & Subsidiaries
Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2011	2010
	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$44,530	$745,140
Accounts receivable	1,781,000	1,806,000
Total Current Assets	1,825,530	2,551,140
Other assets	62,240	11,390
Total Assets	$1,887,770	$2,562,530
Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable and accrued expenses	$468,625	$327,393
Other liabilities	257,500	232,500
Total Liabilities	726,125	559,893
Commitments and contingencies	-	-

Stockholders' Equity:
Convertible preferred stock, $0.001 par value; 402,000,000 shares authorized; 1,000,000 shares issued and outstanding at September 30, 2011 and December 31, 2010; aggregate liquidation preference of $247,562 at September 30, 2011 (see Note 5)	1,000	1,000
Common stock, $0.0001 par value; 9,000,000,000 shares authorized; 2,456,721,088 and 2,454,721,088 shares issued and outstanding at September 30, 2011 and December 31, 2010, respectively (see Note 5)	245,672	245,472
Additional paid-in capital	1,861,686	1,851,886
Accumulated deficit	(946,713)	(95,721)
Total Stockholders' Equity	1,161,645	2,002,637
Total Liabilities and Stockholders' Equity	$1,887,770	$2,562,530

See Notes to Condensed Consolidated Financial Statements

Laidlaw Energy Group, Inc. & Subsidiaries
Condensed Consolidated Statements of Operations

(unaudited)

	For The Nine Months Ended
	September 30,
	2011	2010

Management fee revenues	$-	$106,251
Cost of revenues	-	14,267
Gross Profit	-	91,984
Gain on sale of equity investment	-	2,756,000
Income Before Operating Expenses	-	2,847,984

Operating Expenses
Selling, general and administrative expenses	850,992	658,710
Total Operating Expenses	850,992	658,710
(Loss) Income From Operations	(850,992)	2,189,274

Other Income
Interest income	-	2,046
Other income	-	107,570
Total Other Income	-	109,616
Net (Loss) Income	$(850,992)	$2,298,890
(Loss) Earnings Per Common Share:
- Basic	$(0.00)	$0.00
- Diluted	$(0.00)	$0.00
Weighted Average Number of Common Shares Outstanding:
- Basic	2,556,376,766	2,526,293,809
- Diluted	2,556,376,766	6,315,734,523

See Notes to Condensed Consolidated Financial Statements

Laidlaw Energy Group, Inc. & Subsidiaries
Condensed Consolidated Statement of Changes in Stockholders' Equity

(unaudited)

					Additional
	Preferred Stock		Common Stock		Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance - January 1, 2009	1,000,000	$1,000	2,454,721,088	$245,472	$1,851,886	$(95,721)	$2,002,637

Common stock issued to employee	-	-	2,000,000	200	9,800	-	10,000

Net loss	-	-	-	-	-	(850,992)	(850,992)

Balance - September 30, 2011	1,000,000	$1,000	2,456,721,088	$245,672	$1,861,686	$(946,713)	$1,161,645

See Notes to Consolidated Financial Statements

Laidlaw Energy Group, Inc. & Subsidiaries
Condensed Consolidated Statements of Cash Flows

(unaudited)

	For The Nine Months Ended
	September 30,
	2011	2010
Cash Flows From Operating Activities
Net (loss) income	$(850,992)	$2,298,890
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Stock-based compensation	10,000	-
Gain on sale of equity investment	-	(2,756,000)
Changes in operating assets and liabilities:
Accounts receivable	-	186,466
Other assets	(50,850)	-
Accounts payable and accrued expenses	141,232	89,393
Other liabilities	25,000	(287,500)
Investment activities:
Proceeds from sale of equity investment	25,000	712,500
Total Adjustments	150,382	(2,055,141)
Net Cash (Used in) Provided by Operating Activities	(700,610)	243,749

Cash Flows From Financing Activities
Proceeds from issuance of common stock	-	100,000
Proceeds from option exercise	-	7,500
Net Cash Provided by Financing Activities	-	107,500
Net (Decrease) Increase In Cash And Cash Equivalents	(700,610)	351,249
Cash And Cash Equivalents - Beginning	745,140	700,541
Cash And Cash Equivalents - Ending	$44,530	$1,051,790

See Notes to Condensed Consolidated Financial Statements

LAIDLAW ENERGY GROUP, INC. & SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – BUSINESS ORGANIZATION AND NATURE OF OPERATIONS

Organization and Operations

Laidlaw Energy Group, Inc. (“Laidlaw” or the “Company”) is engaged in the development and management of renewable energy facilities that produce electricity and/or thermal energy for commercial and industrial purposes from sustainable biomass sources, other renewable fuel sources or combined cycle natural gas. The business was founded in 2002. The Company’s particular emphasis is on biomass power generation, which is the production of electricity and heat as a result of converting trees, plants or other similar organic sources into energy. Laidlaw's business objective is to build and manage a profitable portfolio of renewable energy facilities through development, acquisition, joint venture, equity investments, conversion of existing facilities, and though partnering with manufacturing businesses that have significant energy needs. The Company may generate revenues from management fees, the sale of power, or through the sale of its developed facilities, its joint venture interests or its equity investments.  In so doing, Laidlaw intends to become a leading provider of biomass power in the United States. Laidlaw is subject to numerous federal, state and local laws and regulations that govern environmental protection.

Laidlaw was organized as a New York corporation under the name Multiair Comfort Corp. On August 4, 1995, the Company changed its name to Poly Eko Systems, Inc.  On August 14, 2002, the Company concluded a “reverse” merger with Laidlaw Energy Group, Inc. in which the Company was the surviving corporation.  The Company then changed its name to Laidlaw Energy Group, Inc. The Company has or had (1) two wholly owned subsidiaries, Laidlaw Capital Management, Inc. and Laidlaw Berlin, LLC, both of which are inactive; (2) a 50% ownership interest in Laidlaw BioPower, LLC, which is the entity through which the Company has a 50% interest in Laidlaw Berlin BioPower, LLC (“Laidlaw Berlin”; see Note 3 – Investments); (3) a 37.5% interest in Homeland Laidlaw Energy, LLC which resulted in the 2010 revenues in the form of management fees, but was dissolved by mutual agreement of the members during 2010. During 2009, operations were de minimis and there were no operations in 2010 up to the date of dissolution; and (4) a 22.5% interest in Laidlaw Co-Gen, Inc. (“Co-Gen” see Note 3 – Investments). On March 9, 2011, the Company formed Laidlaw New Bedford Biopower, LLC, of which Laidlaw is the sole member (“New Bedford”; see Note 7). On November 10, 2011, the Company acquired a new wholly owned subsidiary, whose name was changed to Laidlaw Susanville Biopower, LLC (“Susanville”; see Note 8).

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and disclosures required by GAAP for annual financial statements. In the opinion of management, such statements include all adjustments (consisting only of normal recurring items) which are considered necessary for a fair presentation of the condensed consolidated financial statements of the Company as of September 30, 2011, for the nine months ended September 30, 2011 and 2010. The results of operations for the nine months ended September 30, 2011 are not necessarily indicative of the operating results for the full year ending December 31, 2011. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements filed and related disclosures of the Company as of December 31, 2010 and for the year then ended, included in Form 10.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Equity Investments

Equity investments of less than 20% ownership are accounted for using the cost method of accounting, equity investments of 20% to 50% ownership are accounted for using the equity method of accounting and equity investments of greater than 50% ownership are consolidated within the financial statements of the Company, as appropriate. All material intercompany accounts and transactions of consolidated subsidiaries are eliminated in consolidation.

Use of Estimates

Preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related contingent liabilities. The Company’s significant estimates include the allowance related to the receivable, the recoverability of long lived assets, the valuation allowance related to deferred tax assets and the stock-based compensation assumptions. Actual results could differ from those estimates.

LAIDLAW ENERGY GROUP, INC. & SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Accounts Receivable

Accounts receivable includes trade accounts receivable, which are recorded at net invoice values and are not interest bearing, and uncollected proceeds from the sale of investments. The Company maintains an allowance for doubtful accounts for estimated uncollectible accounts receivable, if any. The allowance is based on the Company’s assessment of known delinquent accounts, the aging of accounts receivable and specific knowledge of counterparties. The Company re-evaluates its allowance on a regular basis and adjusts its reserves as needed. There is no allowance at September 30, 2011 and December 31, 2010.

Concentration of Credit Risk

As of September 30, 2011 and December 31, 2010, all of the Company’s cash and cash equivalents were deposited with financial institutions in the United States. At September 30, 2011, the Company had no cash on deposit that was in excess of federally insured limits of $250,000. As of September 30, 2011 and December 31, 2010, the Company had one significant counterparty located in the United States that represented 100% of its accounts receivable balance.

Revenue Recognition

The Company has generated and may generate revenues from management fees, the sale of power, or through the sale of our interest in facilities, its joint venture interests or its equity investments. The Company earns management or development fees from development projects which are recognized as the services are performed.  The Company considers amounts to be earned once evidence of an arrangement has been obtained, services have been rendered, fees are fixed or determinable, and collectability is reasonably assured.

Income Taxes

The Company records the tax effects of all transactions that have been reported in its financial statements. This includes tax effects that are taxable or deductible in the current reporting period, as well as tax effects that will lead to taxable income or tax deductions in future periods. Income taxes are accounted for using the asset/liability method. At each balance-sheet date, a current tax asset or liability is recorded, representing income taxes currently refundable or payable. Deferred tax assets and liabilities are also recorded, representing the tax effects of temporary book-tax differences, which will become payable or refundable in future periods. Deferred tax assets arise principally from net operating losses and capital losses available for carryforward against future years’ taxable income. Under the asset/liability method, the income tax provision is the result of the change in these current and deferred tax accounts from period to period, plus or minus tax payments made or refunds received during the year. A valuation allowance is recognized against deferred tax assets if, based on the weight of available evidence, it is more likely than not (i.e., greater than 50% probability) that some portion or all of the deferred tax asset will not be realized.

The Company follows Accounting Standards Codification (“ASC”) 740 rules governing uncertain tax positions which provide guidance for recognition and measurement. This prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognition, classification and disclosure of these uncertain tax positions.

Interest costs and penalties related to income taxes are classified as interest expense and selling, general and administrative costs, respectively, in the Company's financial statements. For the nine months ended September 30, 2011 and 2010, the Company did not recognize any interest or penalty expense related to income taxes.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses.  The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these financial statements.

LAIDLAW ENERGY GROUP, INC. & SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Earnings (Loss) Per Share

The Company follows Financial Accounting Standards Board (“FASB”) ASC Topic 260, “Earnings per Share”, which requires presentation of basic earnings per share (“Basic EPS”) and diluted earnings per share (“Diluted EPS”) by all publicly traded entities, as well as entities that have made a filing or are in the process of filing with a regulatory agency in preparation for the sale of securities in a public market.

Basic EPS is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding during the period. For the nine months ended September 30, 2011 and 2010, the computation of Basic EPS included the impact of common shares issuable upon the exercise of stock options with an exercise price of $0.01 or less. The computation of Diluted EPS gives effect to all potentially dilutive common shares during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings. For the nine months ended September 30, 2010, the computation of Diluted EPS included the impact of common shares issuable upon the conversion of all preferred stock. For the nine months ended September 30, 2011, 3,835,081,632 common shares issuable upon the conversion of all preferred stock were not included in the computation of Diluted EPS because their conversion would render them anti-dilutive.

The following table presents the calculation of weighted average shares used to calculate basic and diluted earnings per share:

	For the Nine Months Ended
	September 30,
	2011	2010

Weighted average common shares outstanding	2,456,376,766	2,380,139,963
Weighted average impact of stock options exercisable at $0.01 or less	100,000,000	146,153,846
Weighted average basic common shares outstanding	2,556,376,766	2,526,293,809
Weighted average impact of preferred stock	-	3,789,440,714
Weighted average diluted common shares outstanding	2,556,376,766	6,315,734,523

Stock-Based Compensation

The Company measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award. Employee and director awards are measured on the grant date. The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820). This updated accounting guidance establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and  International Financial Reporting Standards. This guidance includes amendments that clarify the intent about the application of existing fair value measurements and disclosures, while other amendments change a principle or requirement for fair value measurements or disclosures. This guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s financial statements upon adoption.

LAIDLAW ENERGY GROUP, INC. & SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Liquidity Plan

Prior to 2010, the Company sustained recurring operating losses and the Company had an accumulated deficit of $2,073,122 as of December 31, 2009.  During 2010, the Company sold an equity investment and received proceeds of $1,806,000 and $950,000 in 2011 and 2010, respectively.  As of September 30, 2011, Laidlaw had a cash balance of $44,530 and working capital of $1,099,405. The Company believes that it has sufficient cash resources to support its current operating and development activities and requirements for at least the next calendar year.

The Company’s future capital requirements are expected to be driven by the development activities in existing and new projects until such time that they become self-sufficient or there is a liquidity event.  In addition to the Company’s general overhead expenses, the Company is projecting that it will require average monthly funding of $30,000 and $5,000 associated with its Susanville (see Note 8) and Ellicottville projects (see Note 3), plus contractual one-time funding of (a) $50,000 associated with providing a security deposit to the landlord of the New Bedford facility (see Note 7); (b) $97,500 associated with the November 2011 purchase of the Susanville entity; and (c) $75,000 associated with the April 2012 lease payment for the New Bedford facility.  Management’s plans include raising additional funds through public or private debt or equity financing to fund its capital requirements and ongoing operations.  However, there can be no assurance the Company will be successful in these efforts. If the Company is unable to raise additional funds, the Company might (1) forego investment opportunities; (2) initiate cost reduction measures; (3) seek extensions of scheduled payment obligations; or (4) sell assets.

NOTE 3 – INVESTMENTS

Laidlaw Berlin Biopower, LLC

Laidlaw Berlin is a limited liability company that was formed on April 11, 2006 and is wholly owned by Laidlaw BioPower, LLC, which, in turn, is 50% owned by the Company. In December 2008, Laidlaw Berlin entered into a development agreement with PJPD Holdings, LLC, (“PJPD”). PJPD acquired the former Fraser Paper Mill located in Berlin, New Hampshire (the “Berlin Facility”) from North American Dismantling Corporation. Based on the development agreement with Laidlaw Berlin, Laidlaw Berlin was to manage the process of converting the facility into a biomass facility and PJPD was to pay and provide all of the project funding. Laidlaw managed all aspects of the development of this project, including identifying the asset, developing the strategy to convert the paper mill’s boiler for biomass utilization and engaging Babcock & Wilcox to implement the refurbishment.  They also obtained all material permits for the Facility, conducted the necessary studies, and obtained the required agreements to interconnect the facility to the power grid. In August 2010, Laidlaw BioPower LLC entered into a sales agreement and sold Laidlaw Berlin for $7,000,000. Laidlaw BioPower LLC received $2,000,000 during 2010 followed by a final payment of $5,000,000, subject to certain adjustments. The final payment of $5,000,000 was subsequently settled in October 2011 for $3,562,500. The Company accounted for its investment in Laidlaw Berlin under the equity method of accounting. The Company recognized a gain on the sale of its equity investment of $2,756,000. Laidlaw Berlin did not have any other operating assets or liabilities.

NOTE 4 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following as of September 30, 2011 and December 31, 2010:

	September 30,	December 31,
	2010	2010
	(unaudited)

Accrued compensation	$177,456	$163,283
Accrued professional fees	205,016	84,836
Other accrued expenses	86,153	79,274

Total accrued expenses	$468,625	$327,393

LAIDLAW ENERGY GROUP, INC. & SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 5 – STOCKHOLDERS’ EQUITY

Preferred Stock – Series A

The Company’s $0.001 par value preferred stock has 402,000,000 and 10,000,000 shares authorized effective November, 18, 2011, and August 28, 2006, respectively.

Common Stock

The Company’s common stock has 9,000,000,000, 4,000,000,000 and 3,000,000,000 shares of common stock authorized effective January 3, 2012, November, 18, 2011 and March 17, 2009, respectively.  On November 18, 2011, the Company also decreased the par value of the common stock to $0.0001 from $0.001 and the impact of this change has been reflected retrospectively in these consolidated financial statements.

During the nine months ended September 30, 2010, the Company issued 82,649,863 shares of common stock to investors for aggregate cash proceeds of $100,000. Additionally, during the nine months ended September 30, 2010, the Company’s chief executive officer exercised options to purchase 75,000,000 shares of common stock at an exercise price of $0.0001 or aggregate proceeds of $7,500.

NOTE 6 – STOCK BASED COMPENSATION

On February 17, 2011, the Company granted 2,000,000 shares of common stock to an employee.  The $10,000 grant date fair value was recognized immediately on the grant date, and is reflected as selling, general and administrative expense in the condensed consolidated statements of operations.

As of September 30, 2011, the Company had 100,000,000 stock options outstanding and exercisable with a weighted average exercise price of approximately $0.0013 per share and aggregate intrinsic value of $15,000. The options have no expiration date.

As of September 30, 2011, there was no unrecognized stock-based compensation expense related to stock or option grants. There was no stock-based compensation expense during the nine months ended September 30, 2010.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Leases

On March 9, 2011, the Company formed New Bedford of which Laidlaw is the sole member. On April 29, 2011, the Company entered into a one year lease so it can determine the feasibility of converting a thermo generator in New Bedford, Massachusetts into a biomass facility to provide low cost energy. The lease payments of $75,000 are due at the end of the term lease or at the time the Company determines to purchase the facility. The lease is extendible for an additional year for an additional end of term lease payment of $90,000. The Company also provided $50,000 to the landlord as a security deposit under the terms of the agreement. The agreement is intended to provide the Company with the time to improve operations, reduce costs and assess the feasibility and economics of purchasing the facility and developing an efficient combined heat and power system whereby low-cost energy could be provided to the tenants of the property and any excess could be sold into the power grid.  The purchase option permits the Company to purchase the facility, subject to certain conditions, for $2 million at the end of either of the lease terms. The $2 million is payable by providing the seller with a secured promissory note in the principal amount of $2 million which is payable from 10% of the free cash flow of the facility.

On June 15, 2011, the Company entered into an operating lease agreement for additional corporate office space at 2 Spring Street, First Floor, Montpelier, VT.  The term of the lease is two years with monthly rent of $850 and no escalation clause.

LAIDLAW ENERGY GROUP, INC. & SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 7 – COMMITMENTS AND CONTINGENCIES – CONTINUED

Legal and Regulatory Proceedings

The Company received a subpoena from the SEC on June 28, 2011 requiring the Company to provide documentation to the SEC and for designated officers to provide testimony to the SEC. The SEC is investigating the Company and its officers, directors and others regarding compliance or possible violations under certain securities laws, primarily relating to the Company’s issuance and sale of unregistered securities, the purchase and sale of its securities and reports and other disclosures that the Company made to its shareholders and publicly.  The Company has been cooperating with the SEC with respect to its investigation.  Michael Bartoszek, the Company’s Chief Executive Officer, has provided testimony to the SEC on the record and the Company has produced documents to the SEC in response to the subpoena.  The SEC has the authority to order a wide scope of remedies against the Company and any of its officers or directors, any of which could materially and adversely affect the Company and its ability to issue securities and the price of, or ability to trade, its common stock.  The SEC is continuing its investigation and the Company cannot provide any assurance of when the SEC investigation will be concluded or the effect of any remedies that the SEC may seek to enforce, if any.

On September 3, 2009, an action titled “Hiscock & Barclay v. Laidlaw” was filed in the New York State Supreme Court – County of Onondaga. There has been a dispute over approximately $140,000 of attorney billings associated with services provided prior to 2009. In December 2011, the parties reached an agreement in principle whereby they agreed that the Company would pay $60,000 in full satisfaction of the dispute. This liability was recorded as of September 30, 2011 and December 31, 2010.

In addition, the Company is subject to legal proceedings and claims arising from the ordinary course of its business. In the opinion of management, the aggregate liability, if any, with respect to such actions, will not have a material adverse effect on the financial position or results of operations of the Company.

NOTE 8 – SUBSEQUENT EVENTS

Amendment of Series A Preferred Stock

On November 18, 2011, the Series A Preferred Stock was amended such that the Series A Preferred Stock are convertible, at the option of the holder, at any time into that number of shares of common stock, collectively, which shall equal 51% (previously 60%) of the sum of the total issued and issuable common shares, including the total number of shares of common stock issuable upon the conversion of all outstanding preferred stock and options as of the conversion date.

Susanville Purchase – Issuance of Series B Preferred Stock

On November 10, 2011, the Company acquired Susanville from two interest holders pursuant to a Purchase and Sale Agreement entered into with each interest holder (collectively, the “Agreements”) for (a) at the closing, $97,500 in cash (b) at the closing, the number of shares of Series B Preferred Stock that are convertible into $2,000,000 of the Company’s common stock; (c) ten business days after the execution of a power purchase agreement, the number of shares of Series B Preferred Stock that are convertible into $1,000,000 of the Company’s common stock; and (d) on the date Susanville receives sufficient project financing to refurbish the critical power generation assets, the number of shares of Series B Preferred Stock that are convertible into $1,650,000 of the Company’s common stock ($650,000 of which would be accelerated upon the receipt of a federal loan guaranty commitment). The Agreements stipulate that the market value of the common stock was to be based on the forty-five day moving average of the closing price of the Company’s freely tradable common stock or $0.0046 per share. The aggregate number of shares of Series B Preferred Stock issued at closing was 434.782610 shares.

Susanville owns an inactive 12.5 megawatt biomass energy plant in Susanville, CA and the Company also leases a 40 acre parcel of land located in Susanville, California, on which the 12.5 megawatt biomass-energy power plant is located. The Company pays approximately $240,000 in rent per annum for these premises and the lease term expires on January 30, 2013. The Company also has an option to purchase the Susanville property for a price equal to approximately $85,000 per acre, or approximately $3.4 million in the aggregate, reduced by (a) the $100,000 originally paid for the purchase option; (b) the sum of $5,000 per month of rent paid from November 1, 2011 (which, on January 31, 2013, would equal $75,000); and (c) 50% of all rent payments made prior to November 1, 2011 (or $675,000) for a net purchase price as of November 1, 2011 of approximately $2.6 million.

LAIDLAW ENERGY GROUP, INC. & SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 8 – SUBSEQUENT EVENTS – CONTINUED

Susanville Purchase – Issuance of Series B Preferred Stock - Continued

Each share of Series B Preferred Stock is convertible, at the option of the holder, at any time after six months from their issuance and subject to certain price/volume limitations, into 1,000,000 shares of common stock.  The Series B preferred stock is automatically convertible into common stock immediately prior to any merger of consolidation of the Company pursuant to which the Company is not the surviving entity.  The Series B Preferred Stock is entitled to that number of votes equal to the number of shares of common stock into which such stock is convertible at the time of such vote.  The aggregate liquidation value of the Series B Preferred Stock shall equal $100 regardless of the number of Series B Preferred Stock that are issued and outstanding. Until the Series B Preferred Stock is converted into common stock, it is entitled to those dividends that it would have been entitled to had it been converted.

The Company entered into a Registration Rights Agreement with the two sellers whereby the Company has committed to prepare, file and cause to become effective a Form 10 Registration Statement for the shares of the Common Stock of the Company and a registration statement on Form S-1 for the sale by any of the sellers of the common stock that would be issued upon the conversion of their Series B preferred stock issued by the Company, each pursuant to specific deadlines. The Company is required to repurchase an aggregate of 4.076087 shares of Series B Preferred Stock per week from the sellers in exchange for an aggregate of $18,750 of cash weekly (a value of $0.0046 per underlying common share), as partial liquidated damages, up to a maximum of $500,000, until any of the following events are cured:

(i)	the failure to file the Form 10 with the SEC by the sixtieth calendar day after the Susanville closing; or

(ii)	the failure to file a Form S-1 registration statement with the SEC by the twentieth calendar day after the Form 10 becomes effective; or

(iii)	fewer than $500,000 of aggregate market value (at a value of $0.0046 per underlying common share) of securities are registered; or

(iv)
the failure of the SEC to declare the Form 10 effective by the earlier of (i) the sixtieth calendar day after the Form 10 was filed or, if the SEC has written comments on the filing, the ninetieth calendar day after the Form 10 was filed; or (ii) the fifth trading day after the SEC notifies the Company that the registration statement will not be reviewed or is no longer subject to review; or

(v)	the registration statement ceases to remain continuously effective, subject to certain conditions.

Exchange Agreement – Issuance of Series C Preferred Stock

Pursuant to an Exchange Agreement between Novus Energy, LLC (“Novus Energy”) and Laidlaw dated November 18, 2011, as further amended on December 15, 2011, (1) Novus Energy, whose sole member is an employee of the Company, transferred $220,000 plus its 25% interest in Laidlaw BioPower, LLC to Laidlaw, bringing Laidlaw’s interest in the entity up to 75% from 50%; and (2) Laidlaw transferred to the sole member a 25% interest in the net income received from all Laidlaw power projects developed plus 1,000,000 shares of Series C Preferred Stock. As additional consideration for the receipt of the Series C Preferred Stock, Mr. Louis T. Bravakis has been providing services to the Company as its Executive Vice President in charge of project development.

The Series C Preferred Stock are convertible, at the option of the holder, at any time into that number of shares of common stock, collectively, which shall equal 10% of the sum of the total issued and issuable common shares, including the total number of shares of common stock issuable upon the conversion of all outstanding preferred stock and options as of the conversion date. The Series C Preferred Stock is entitled to that number of votes equal to the number of shares of common stock into which such stock is convertible at the time of such vote.  The liquidation value of each share of Series C Preferred Stock shall equal $0.03126 or an aggregate of $31,260, and the Series C Preferred Stock ranks on an equivalent basis as the Series A Preferred Stock in liquidation, but senior to the Series B Preferred Stock.